ORLEN

03007929

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED APR 04 2003 WASH, D.C. 155

Płock, January 30, 2003

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 95/2002 to 06/2003 plus 3Q2002 IAS. Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

PROCESSED
APR 16 2003
THOMSON FINANCIAL

dlw 4/14

RNS | The company news service from the London Stock Exchange

Full Text Announcement

SEC MAIL RECEIVED PROCESSING
APR 04 2003
WASH. D.C. 155 SECTION
PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of LGPetro Bank shares
Released	17:33 28 Oct 2002
Number	0458D

Sale of LG Petro Bank S.A. shares

Current report No 95/2002 dated 28th October 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. informs that it sold all its shares in LG PetroBank S.A. (4,450,708 shares) to Nordea Bank Sweden AB.

The sale of the above stake, which accounts for 19.9 per cent of the initial capital of LG PetroBank, was realised through a public call / summon. It amounts to 19.9 per cent of votes at the general meeting of shareholders.

Total price of shares equals PLN 93,464,868 (PLN 21 per share).

From now on PKN ORLEN doesn't hold any shares of LG PetroBank S.A.

(See current report dated 24th September 2002).

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Consortium with Rotch Ltd
Released	09:03 31 Oct 2002
Number	1712D

PKN ORLEN SA
SEC File
82-5036

Current report 96/2002 dated 31st October 2002

PKN ORLEN and Rotch Energy sign a Consortium Agreement to bid for the Gdansk Refinery

Polski Koncern Naftowy ORLEN S.A., Central Europe's largest downstream oil company, hereby announces that on 30th October 2002 it signed a Consortium Agreement with UK-based Rotch Energy in respect of their joint bid for a 75 per cent stake in Gdansk Refinery, the second largest refinery in Poland.

The Consortium Agreement was yesterday submitted to Nafta Polska, which supervises the privatisation of the Gdansk Refinery, and is subject to their approval.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	2003 Financial Calendar
Released	15:22 31 Oct 2002
Number	1997D

PKN ORLEN SA
SEC File
82-5036

Current Report No. 97/2002 dated October 31st, 2002

PKN ORLEN's 2003 Financial Calendar

Following the Ministerial Decree of 16 October 2001, concerning the publishing of current and periodical information by listed companies (Official Gazette No. 139, item 1569), Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes its financial calendar for 2003.

Unconsolidated financial reports, produced at quarterly and half-yearly stages under Polish Accountancy Standards, will be published as a section within the consolidated financial report.

Quarterly reports

Q4 2002 - 27.02.2003

Q1 2003 - 15.05.2003

Q2 2003 - 13.08.2003

Q3 2003 - 13.11.2003

Half yearly report

H1 2003 - 25.09.2003

Annual statements

2002 annual statements will be produced as follows:

Unconsolidated - 27.03.2003

Consolidated - 17.04.2003

IAS and LIFO adjustments

In line with its commitment to international best practice, PKN ORLEN has also voluntarily committed to publishing, whenever possible, both IAS and LIFO adjusted figures at the same time as PAS figures, thereby facilitating greater transparency. PKN ORLEN believes that this streamlined reporting process will simplify communications with investors and bring PKN ORLEN's reporting practices in line with the highest international standards.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and

Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Close

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Consortium with Rotch Ltd
Released	16:26 12 Nov 2002
Number	6985D

PKN ORLEN SA
SEC File
82-5036

Current report 98/2002 dated 12th November 2002

PKN ORLEN cleared to establish Consortium Agreement with Rotch Energy to bid for the Gdansk Refinery

Polski Koncern Naftowy ORLEN S.A.(PKN ORLEN), Central Europe's largest downstream oil company, hereby announces that following the resolution of Nafta Polska S.A. (Nafta Polska), PKN ORLEN can now establish a consortium, subject to conditions, with UK-based Rotch Energy Ltd, in respect of their joint bid for a 75 per cent stake in the Gdansk Refinery, the second largest refinery in Poland.

Nafta Polska has also agreed to allow PKN ORLEN to proceed with due diligence at the Gdansk Refinery.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. ORLEN's 3 Q 2002 LIFO
Released	09:58 14 Nov 2002
Number	7887D

PKN ORLEN SA
SEC File
82-5036

Current Report 99/2002 dated 14th November 2002

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 3Q 2002 and after 3Q2002.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and under International Financial Reporting Standards (IFRS) are as follows (PLN m):

	3Q 2002	After 3Q 2002	3Q 2001*	After 3Q 2001*
PKN ORLEN's unconsolidated gross profit under PAS	31	20	42	423
PKN ORLEN's unconsolidated net profit under PAS	22	15	36	315
Consolidated gross profit under PAS	96	167	70	540
Consolidated net profit under PAS	69	108	52	394
Consolidated gross profit under IFRS	97	147	86	588
Consolidated net profit under IFRS	70	96	60	408

* These figures are different from the previously released to make them comparable with these for 3Q 2002.

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in current report no 29/2002 dated 21st May 2001

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Agreement with Orbis
Released	07:00 18 Nov 2002
Number	8992D

PKN ORLEN SA
SEC File
82-5036

Current report No 101/2002 dated 15th November 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN), Central Europe's largest downstream oil company, announces that on 15 November PKN ORLEN signed an agreement with Orbis S.A. (Orbis), subject to conditions, under which PKN ORLEN shall purchase from Orbis 165,924 shares of AWSA Holland II B.V. (representing 9.22 per cent of the initial capital) for PLN 61,400,000.

AWSA Holland II B.V. is the exclusive partner of AWSA Holland I B.V., a Dutch company holding a 98.85 per cent stake in Autostrada Wielkopolska SA. The transaction will be concluded if certain conditions specified in the sale agreement are fulfilled by 10 December 2002.

In light of the above, on 14 November 2002 PKN ORLEN and its shareholder Kulczyk Holding signed a supplementary agreement, obliging Kulczyk Holding to repurchase PKN ORLEN's AWSA Holland II BV's shares, if requested to do so by PKN ORLEN, up until 31 December 2006, and until 7 January 2038 if Kulczyk Holding withdraws from its investment in AWSA Holland II B.V..

Kulczyk Holding, as a partner of AWSA II Holland B.V., has made specific commitments to PKN ORLEN regarding expenditure restrictions In return, PKN ORLEN committed itself to paying PLN 6,140,000.

PKN ORLEN has also committed itself to sell its AWSA Holland II B.V. shares, if requested to do so by Kulczyk Holding between 1 January 2005 and 31 December 2006.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Capital Increase
Released	07:00 18 Nov 2002
Number	8993D

PKN ORLEN SA
SEC File
82-5036

Current report No 102/2002 dated 15th November 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 5th November 2002 by a District Court in Gdansk (Poland) of the initial capital increase in Zespol Wypoczynkowy Mazowsze Sp. z o.o. ("Mazowsze").

The initial capital of Mazowsze was raised by the issuance of 3,476 new shares of par value PLN 1,000 from PLN 456,000 to PLN 3,932,000. The capital was increased through a contribution-in-kind from PKN ORLEN – an exclusive shareholder (book value of contributed assets equals PLN 6,482,831.94).

PKN ORLEN owns 100 per cent of the total shares in Mazowsze.

<u>About PKN ORLEN SA</u>

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Shares held by Bank of N.Y.
Released	15:20 22 Nov 2002
Number	1834E

PKN ORLEN SA
SEC File
82-5036

Numbers of shares held by the Bank of New York as of November 21, 2002

Current report No 104/2002 dated 22 November, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by the Bank of New York decreased by 2.11% from **70,634,050** (**16.81%** of votes at the General Shareholders' Meeting as reported on July 30, 2002) to **61,779,572** shares (**14.70%** of votes at the General Shareholders' Meeting as of November 21, 2002).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Purchase 2 German Companies
Released	07:27 11 Dec 2002
Number	9421E

PKN ORLEN SA
SEC File
82-5036

Current report no 105/2002 dated December 11, 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. announces that on December 6, 2002 on the basis of the share transfer agreements the Company acquired from two individuals Dr. Jorg von Schwabe and Petra von Schwabe, residents of Hamburg, Germany:

i. 2 shares in a German limited liability company Einhundertzweiundreissigste Vermoegensverwaltungsgesellschaft mbH with its registered office in Hamburg, Germany, of the nominal value 12,500 EURO each share, representing 100% of its share capital and 100% votes at its shareholders' meeting, for the total purchase price amounting to 28,000 EURO

   and

ii. 2 shares in the German limited liability company Einhundertdreiunddreissigste Vermoegensverwaltungsgesellschaft mbH with its registered office in Hamburg, Germany, of the nominal value 12,500 EURO per share, representing 100% of its share capital and 100% votes at the shareholders' meeting, for the total purchase price amounting to 28,000 EURO. The objects of the acquired companies comprise the management of their own assets.

Except for the relations connected with the execution of the share transfer agreements referred to in the above no other relations exist between the issuer and the issuer's managing or supervising persons, and the sellers of the shares.

The acquisition has been financed from the own resources of the issuer and constitutes its long-term investment.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Northen Package
Released	07:30 11 Dec 2002
Number	9422E

PKN ORLEN SA
SEC File
82-5036

Current report no 106/2002 dated December 11, 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. (the "Company") announces that on December 10, 2002 the Company and its German subsidiary Einhundertdreiunddreissigste Vermögensverwaltungsgesellschaft mbH (to be renamed to PKN ORLEN German Real Estate GmbH) with its registered office in Hamburg, Germany entered into a purchase and transfer agreement with Deutsche BP Aktiengesellschaft with its seat in Hamburg, Germany. On the basis of the agreement: PKN ORLEN German Real Estate GmbH will purchase (a) one share of AMF Service GmbH with its seat in Bochum with the nominal value of EUR 25,000, representing 100% of the nominal capital of AMF Service GmbH and 100% of the voting rights at its shareholders meeting; (b) 15,100 shares of Norddeutsche Tankstellen Aktiengesellschaft with its seat in Elmshorn with a nominal value of DEM 1,000 per share, representing 100% of the nominal capital of Norddeutsche Tankstellen Aktiengesellschaft and 100% of the voting rights at its shareholders meeting; (c) the retail BP and ARAL freehold plots and buildings; (d) other items (such as wet stock, dealer receivables, etc.); and (e) certain intra group receivables (items (a) through (e) collectively referred to as the "Northern Package").

The purchase price for the Northern Package amounts to EUR 140,000,000 subject to certain adjustment arising from the agreement. On the basis of the agreement the obligations of PKN ORLEN German Real Estate GmbH are guaranteed by the Company.

The agreement is conditional upon fulfillment of certain conditions, including German and EU competition authority approval. The closing will take place February 28, 2003 subject to the fulfillment of the conditions precedent.

As a result of the above-mentioned agreement the Company will acquire 494 retail stations offered for sale by BP as a consequence of the German Federal Cartel Office (Bundeskartellamt) requirement of December 2001, being a condition for approval of BP's acquisition of VebaOel.

The Management Board of the Company views the transaction as an important step towards the implementation of its strategy of regional expansion.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Gdansk Refinery shares
Released	11:10 11 Dec 2002
Number	9536E

PKN ORLEN SA
SEC File
82-5036

Submission of the amendments to the offer for acquisition of shares in Gdansk Refinery

Current report no 107/2002 dated December 11th 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN), Central Europe's largest downstream oil company, announces that today PKN ORLEN and Rotch Energy Limited submitted amendments to the offer for a 75 percent stake in the Gdansk Refinery originally submitted by Rotch Energy Limited on March 2001.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Transfer agreement with Orbis
Released	15:39 11 Dec 2002
Number	9753E

PKN ORLEN SA
SEC File
82-5036

Current report 108/2002 dated 11 December 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN), Central Europe's largest downstream oil company, announces that on 10 December 2002, PKN ORLEN signed a transfer agreement with Orbis S.A. (Orbis). The above agreement was signed as a fulfilling condition of an agreement signed on 15 November 2002 according regardingto the purchase of AWSA Holland II B.V. shares. (see current report dated 15th November 2002) of AWSA Holland II B.V

In the light of the above, Orbis sold PKN ORLEN 165,924 shares of AWSA Holland II B.V. (representing 9.22 per cent of the initial capital) to PKN ORLEN for PLN 61,400,000.

AWSA Holland II B.V. is the exclusive partner of AWSA Holland I B.V., a Dutch company holding a 98.85 per cent stake in Autostrada Wielkopolska SA.

<u>*About PKN ORLEN SA*</u>

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.	
TIDM	POKD	
Headline	Registration of a new company	
Released	07:05 23 Dec 2002	
Number	4805F	

PKN ORLEN SA
SEC File
82-5036

Current report no 109/2002 dated 20 December 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 19th December 2002 by a District Court in Warsaw (Poland) of a new company, Poliolefiny Polska Sp. z o.o., based in Plock, Poland. PKN ORLEN acquired possession of 100% of the shares with a nominal value of 500 PLN for each share, representing 100% of the eligible votes at a shareholders' meeting. The purchase was executed by means of cash to the amount of PLN 50,000.

The objects of the company are polyolefin production and the wholesale of chemical products.

Poliolefiny Polska Sp. z o.o. will, in the future, be the base upon which the JV with Basell Europe Holding B.V will be created.

The Management Board of Poliolefiny Sp. z o.o. consists of 4 persons. Two are PKN ORLEN's employees and two are employed by the Basell group. PKN ORLEN and Basell Europe Holdings B.V., the company representing the Basell Capital Group, are connected by a joint-venture agreement signed on 30 September 2002.

The acquisition has been financed from the internal resources of the issuer and is classified as a long-term investment.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	The term contract with J&S
Released	07:05 23 Dec 2002
Number	4826F

PKN ORLEN SA
SEC File
82-5036

Current report No 110/2002 dated 21 December 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. (the "Company") informs that on 20 December 2002 the Company entered into the term contract regarding supply of crude oil with J&S Service & Investments Ltd, a company organized under the laws of Cyprus with seat in Larnaca (the Agreement").

On the basis of the Agreement, J&S Service & Investments Ltd is obliged to supply to the Company crude oil until the year 2007 (inclusive) in the average quantity of 5,400,000 tons per year.

The terms and conditions of the Agreement are based on the international standards of the crude oil supply contracts as well as on the existing practice of the Company relating to similar contracts. The price to be paid by the Company for the crude oil purchased under the Agreement shall be calculated on the basis of the formula referring to the quotations of URAL crude oil prevailing on the international markets.

The Agreement contains specific provisions regarding payment of the pre-estimated damages, which are customary for the international contracts of similar nature. The payment of pre-estimated damages provided under the Agreement excludes the right to claim further damages exceeding the amount of such pre-estimated damages.

The Agreement constitute the "material agreement" within the meaning of the Order of Ministers' Council dated 16 October 2002 on the current and periodical information provided by the issuers of the securities, as the value of the Agreement exceeds the amount of 10% of the own capitals of the Company.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	The term contract Petroval SA
Released	07:05 23 Dec 2002
Number	4827F

PKN ORLEN SA
SEC File
82-5036

Current report No 111/2002 dated 21 December 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. (the "Company") informs that on 21 December 2002 the Company entered into the term contract regarding supply of crude oil with Petroval S.A., a company with its seat in Geneva organized under the laws of Switzerland associated with YUKOS Group (the Agreement").

On the basis of the Agreement, Petroval S.A. is obliged to supply to the Company crude oil until the year 2009 (inclusive) with the possibility of extension of the above period for another 3 years. Petroval S.A. is obliged under the Agreement to supply to the Company crude oil in the average quantity of 3,000,000 tons per year with possibility to increase the quantity of crude oil supplied up to 3,600,000 tons starting from the year 2004, and additionally to increase the annual quantity of supplied crude oil by additional 1,600,000 starting from the year 2006.

The terms and conditions of the Agreement are based on the international standards of the crude oil supply contracts as well as on the existing practice of the Company relating to similar contracts. The price to be paid by the Company for the crude oil purchased under the Agreement shall be calculated on the basis of the formula referring to the quotations of the basket of specified crude oils prevailing on the international markets.

The Agreement shall come into force under the condition precedents that until 13 January 2003 OJSC "YUKOS OIL CORPORATION", the company organized under the laws of Russia, shall provide the Company with duly executed guarantee for the performance of the obligations of Petroval S.A. under the Agreement; the agreed form of the guarantee referred to above initialized by the representatives of OJSC "YUKOS OIL CORPORATION and the Company, is attached as the Schedule to the Agreement.

The Agreement contains specific provisions regarding payment of the pre-estimated damages, which are customary for the international contracts of similar nature. The payment of pre-estimated damages provided under the Agreement excludes the right to claim further damages exceeding the amount of such pre-estimated damages.

The Agreement constitute the "material agreement" within the meaning of the Order of Ministers' Council dated 16 October 2002 on the current and periodical information provided by the issuers of the securities as the value of the Agreement exceeds the amount of 10% of the own capitals of the Company.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Corporate Governance
Released 17:05 23 Dec 2002
Number 5426F

PKN ORLEN SA
SEC File
82-5036

Statement

Current report No 112/2002 dated 23 December, 2002

According to the Resolution of the Supervisory Board of the Warsaw Stock Exchange (WSE) no 68/962/2002 dated 20 November 2002 changing the resolution of the Supervisory Board of the WSE no58/952/2002 dated 16 October 2002, Polski Koncern Naftowy ORLEN S.A. ("the Company"), Central Europe's largest downstream oil company, confirms that the Management Board of the Company will implement and comply with the Corporate Governance Rules, which are stated in paragraph 22a, point 1 of the Constitution of the WSE, respecting market expectations, including the Company's and shareholders' business. Detailed information regarding the implementation of the rules in the Company will be published in the Company's statement prepared in accordance with paragraph 22a, point 2 in the Constitution of the WSE.

The Management Board of the Company informs that it has currently started work on the final Company statement with reference to the Corporate Governance Rules, with which Company will comply.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	An agreement with Tankpol
Released	17:07 23 Dec 2002
Number	5428F

PKN ORLEN SA
SEC File
82-5036

Current report no 113/2002 dated December 23, 2002

The Management Board of Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN) announces that on 23 December 2002 it signed an agreement with Tankpol Sp. z o.o. in respect of the transfer to PKN ORLEN of 470 shares in ORLEN PetroTank Sp. z o.o., with a nominal value of PLN 10,000 each, as collateral for a liability between Tankpol and PKN ORLEN.

PKN ORLEN already owns 60 per cent of ORLEN PetroTank and unless these shares are redeemed by Tankpol it will own 100% of the total shares and 100% votes at its shareholders' meeting.

ORLEN PetroTank's activities include wholesale and retail fuels.

Except for the transfer agreement referred to above, no other relationship exists between the issuer and the issuer's managing or supervising persons, and the transferor of the shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale Contracts - Replace
Released	15:23 9 Jan 2003
Number	9847F

PKN ORLEN SA
SEC File
82-5036

Current Report No 2/2003 as of January 9, 2003

Replacement of the Current Report No 1/2003 as of January 3, 2003 under the title *Wholesale Contracts*

In the Current Report No 1/2003 as of January 3, 2003 released at 08:38 PKN ORLEN S.A. announced that ORLEN PetroTank Spolka z o.o. contracted purchase of gasoline. The word gasoline should be reverse, i.e. ORLEN PetroTank Spolka z o.o. contracted purchase of diesel oil.

Thus, the correct version of the announcement in question should be as given below:

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, has announced that on December 31, 2002 wholesale agreements were concluded for the sale of gasoline and diesel oil over the coming year.

1. BP Polska Spolka z o.o. to purchase gasoline with an estimated value of PLN 1,437,000,000.00 for delivery during 2003
2. BP Polska Spolka z o.o. to purchase diesel oil with an estimated value of PLN 681,000,000.00 for delivery during 2003
3. SHELL Produkty Polska Spolka z o.o. to purchase gasoline with an estimate value of PLN 962,000,000.00 for delivery during 2003
4. SHELL Produkty Polska Spolka z o.o. to purchase diesel oil with an estimate value of PLN 603,000,000.00 for delivery during 2003
5. ORLEN PetroCentrum Spolka z. o.o. to purchase gasoline with an estimate value of PLN 553,000,000.00 for delivery during 2003
6. ORLEN PetroTank Spolka z o.o. to purchase diesel oil with an estimate value of PLN 1,104,000,000.00 for delivery during 2003

   In the event of a failure to supply fuel in question PKN ORLEN will be charged 8 per cent of net (free of excise tax) value of undelivered fuels.

About PKN ORLEN

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	ORLEN Transport Slupsk
Released	15:27 13 Jan 2003
Number	0933G

PKN ORLEN SA
SEC File
82-5036

Current report No 3/2003 dated 13th January 2003

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 7th January 2003 by a District Court in Gdansk (Poland) of the initial capital increase in ORLEN Transport Slupsk Sp. z o.o. ("ORLEN Transport Slupsk").

The initial capital of ORLEN Transport Slupsk was raised by PLN 1,869,400.00 from PLN 6,774,400.00 to PLN 8,643,800.00. The capital was increased through a contribution-in-kind from PKN ORLEN (book value PLN 1,674,203.17).

All 86,438 shares are voting shares.

PKN ORLEN owns 97.0% per cent of the total shares.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Guarantee from YUKOS
Released	08:03 14 Jan 2003
Number	1238G

PKN ORLEN SA
SEC File
82-5036

Current report No 4/2003 dated 14 January 2003

According to current report no 111/2002, dated 21 December 2002, in respect of the term contract entered into between PKN ORLEN S.A. and Petroval S.A. for the supply of crude oil, the Management Board of Polski Koncern Naftowy ORLEN S.A. announces that on 13 January 2003 it received a guarantee signed by OJSC "YUKOS OIL CORPORATION", a Russian legal entity, for Petroval S.A.'s obligations under the Agreement.

In light of the above, the condition included in the Agreement has been fulfilled.

(see current report no 111/2002 dated 21 December 2002)

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Agreement with Basell
Released	15:42 15 Jan 2003
Number	2245G

PKN ORLEN SA
SEC File
82-5036

Current report no 5/2003 dated 15 January 2003

Changes to the Agreement with Basell Europe Holdings B.V.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces today that it has signed an amendment to a joint venture agreement with Basell Europe Holdings B.V. ("Basell"), a Dutch legal entity, having its principle place of business at Hoofddorp, the Netherlands, changing the Agreement signed on 30 September 2002 *(see current report no 85/2002 dated 30 September 2002 and current report no 88/2002 dated 17 October 2003).*

In light of the above, the parties agreed that the Polish Office for the Protection of Competition and Consumers should give its assent for the realisation of the joint venture by the 24 February 2003. The *joint venture* created as a result of the agreement and registered under the name Poliolefiny Polska Sp. z o.o., based in Plock, Poland, will commence operations no earlier than the end of February 2003, and not at the end of January as previously reported.

PKN ORLEN S.A. and Basell Europe Holding B.V. will each hold 50% of the initial capital of Poliolefiny Polska Sp. z o.o.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Increasing of Initial Capital
Released	15:17 28 Jan 2003
Number	7257G

PKN ORLEN SA
SEC File
82-5036

Current report no 6/2003 dated 28 January 2003

Merger of ORLEN Transport Kedzierzyn Kozle and Petromot and initial capital increase of ORLEN Transport Kedzierzyn Kozle

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that the District Court in Opole registered a merger of ORLEN Transport Kedzierzyn Kozle Sp. z o.o. (''ORLEN Transport Kedzierzyn Kozle'') and Petromot Sp. z o.o.(" Petromot"). The merger was executed through contribution of all Petromot assets including liabilities into ORLEN Transport Kedzierzyn Kozle. Moreover, the initial capital in ORLEN Transport Kedzierzyn Kozle has been increased from PLN 5.267.500,00 to PLN 5.389.500,00. The shares in the increased capital have been taken over by shareholders of Petromot: PKN ORLEN and employees of Petromot. As a result of the transaction PKN ORLEN holds 88.78 per cent instead of previous 88.81 per cent.
After registration of the merger and capital increase total number of votes in ORLEN Transport Kedzierzyn Kozle amounts to 10,779.
As a result of the merger Petromot will be removed from the Register.

The Management Board of PKN ORLEN S.A.

About PKN ORLEN SA
PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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Full Text Announcement

Company Polski Koncern Naftowy Orlen S.A.
TIDM POKD
Headline Q3 Financial Statements-Pt 1
Released 07:00 20 Nov 2002
Number 9644D

SEC MAIL RECEIVED PROCESSING SECTION
APR 04 2003
WASH. D.C. 155
PKN ORLEN SA
SEC File
82-5036

RNS Number:9644D
Polski Koncern Naftowy Orlen S.A.
18 November 2002

Part 1

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
FOR THE 9 AND 3 MONTH PERIODS ENDED
30 SEPTEMBER 2002 AND 30 SEPTEMBER 2001
PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED BALANCE SHEETS
as of 30 September 2002 and 31 December 2001

	30 September 2002 (unaudited)	31 Dece 2
	(PLN million)	
ASSETS		
Non-current assets		
Property, plant and equipment	9,093	9,
Goodwill / (Negative goodwill)	(243)	(2
Intangible assets	89	
Available for sale investments	654	
Investments accounted for on an equity basis	190	
Deferred tax assets	30	
Other non-current assets	18	
Total non-current assets	9,831	9,
Current assets		
Inventories	2,609	2,
Trade and other receivables	2,388	1,
Short-term investments	22	
Deferred costs	75	
Cash and cash equivalents	197	

Total assets	15,122	14,
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock	525	
Capital reserve	1,174	1,
Revaluation reserve	901	
Retained earnings	5,707	5,
Total shareholders' equity	8,307	7,
Minority interests	419	
Non-current liabilities		
Interest bearing borrowings	1,308	1,
Provisions and accruals	559	
Deferred tax liabilities	369	
Total non-current liabilities	2,236	2,
Current liabilities		
Trade, other payables and accrued expenses	2,663	2,
Interest bearing borrowings	1,482	1,
Deferred income	15	
Total current liabilities	4,160	3,
Total liabilities and shareholders' equity	15,122	14,

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED INCOME STATEMENTS
for the 9 and 3 month periods ended 30 September 2002
and 30 September 2001

	For 9 months ended 30 September 2002 (unaudited)	For 3 months ended 30 September 2002 (unaudited)	For 9 months e 30 Septe (unauc
		(PLN million)	
Revenue	12,125	4,691	12
Cost of sales	(9,563)	(3,741)	(10,
Gross profit	2,562	950	2
Distribution expenses	(1,207)	(424)	(1,
Administrative expenses	(675)	(249)	(
Other operating income (expenses), net	(10)	8	
Profit from operations	670	285	
Financial income	115	49	
Financial expenses	(257)	(82)	(
Income from associated companies accounted for on an equity basis	12	8	

and minority interests			
	-------	-------	---
Income tax	(157)	(71)	(
Minority interests	(26)	(13)	
	-------	-------	---
Net profit for the period	357	176	
	=======	=======	===
Basic and diluted earnings per share (PLN)	0.85	0.42	

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
for the 9 - month periods ended 30 September 2002
and 30 September 2001

	For 9 months ended 30 September 2002 (unaudited)
	(PLN
Cash flows from operating activities	
Net profit for the period	357
Adjustments for:	
Minority interests	26
Net income from investments accounted for on an equity basis	(12)
Depreciation and amortisation	837
Interest and dividend charges, net	109
Result on investing activities	(19)
Decrease / (increase) in receivables	(446)
Decrease / (increase) in inventories	(418)
Increase / (decrease) in accrued expenses and payables	375
(Decrease) in provisions	(13)
Other	51

Net cash from operating activities	847
Cash flows used in investing activities	
Acquisition of property, plant and equipment and intangible assets	(650)
Proceeds from sales of property, plant and equipment	33
Proceeds from sales of available for sale investments	15
Acquisition of available for sale investments	(23)
Acquisition of subsidiary Ship Service S.A. (net of cash acquired)	(21)
Acquisition of subsidiary Anwil S.A. (net of cash acquired)	-
Acquisition of marketable securities	(209)
Proceeds from sales of marketable securities	197
Dividends and interests received	25
Other	6

Net cash flows used in investing activities	(627)

Cash flows used in financing activities	
Proceeds from long-term loans, short-term loans and other borrowings	1,332
Repayment of loans and other borrowings	(1,379)
Interest paid	(125)
Dividends paid to shareholders	(50)
Other	(4)

Net cash flows used in financing activities	(226)
Net increase (decrease) in cash and cash equivalents	(6)
Cash and cash equivalents at beginning of period	203
Cash and cash equivalents at end of period	197

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONDENSED STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
for the 9 - month periods ended 30 September 2002 and 30 September 2001
(PLN million)

	Common stock	Capital reserve	Revaluation reserve	Reta earni
1 January 2001	525	1,174	859	5,
IAS 39 adoption	-	-	-	
Dividend (PLN 0.05 per share)	-	-	-	(
Net profit	-	-	-	
30 September 2001 (unaudited)	525	1,174	859	5,

	Common stock	Capital reserve	Revaluation reserve	Ret earr
1 January 2002	525	1,174	859	5
Valuation of available for sale investments at fair value	-	-	42	
Dividend (PLN 0.12 per share)	-	-	-	
Net profit	-	-	-	
30 September 2002 (unaudited)	525	1,174	901	5

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as the "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna (further referred to as the "Company" or "PKN ORLEN") located in Plock, Poland at Chemikow Str. 7 PKN ORLEN was established in 1993 as a State Treasury owned joint stock company Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. Effective from 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Effective from 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in processing of crude oil into a broad range of petroleum products and petrochemicals and in transportation, wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production of chemicals.

2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards (IFRS) effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29). The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29, of a recurring nature which are necessary for a fair statement of the Company's consolidated results of operations and cash flow for the interim periods ended on 30 September 2002 and 30 September 2001 and the Company's consolidated financial position as of 30 September 2002 and as of 31 December 2001. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2001 and consolidated financial statements and the notes thereto for the six months ended 30 June 2002. The interim financial results are not necessarily indicative of the results of the full year.

3. Selected explanatory notes

3.1. Accounting policies

The Company followed substantially the same accounting policies and methods of computation in these consolidated condensed financial statements as compared with the consolidated financial statements prepared in accordance with IFRS for the year 2001.

Shares of LG Petro Bank S.A. classified as available for sale investments were presented at fair value determined on the basis of actual selling price. The Company concluded a conditional sale agreement of shares to an unrelated entity, determining the fair value. The transaction has not been completed until 30 September 2002. The differences between fair value and purchase price of shares was included in revaluation reserve, net of deferred tax.

3.2. Unusual items affecting the amounts presented in these financial statements

During 9 - month periods ended 30 September 2002 and 30 September 2001, there were no unusual events affecting the amounts presented in these financial statements.

3.3. Changes in estimates

In 2002 the Group has changed the estimate of the closing rate used for reporting of foreign currency monetary items. Until 2001 the closing rate was approximated by the average National Bank of Poland exchange rate at the end of an accounting period ("NBP average"). Since 2002 foreign currency monetary assets are reported at lower of commercial bank's buy rate and NBP average while foreign currency monetary liabilities are reported at higher of commercial bank's sell rate and NBP average. The total impact of the change of estimate on the net profit for 9 month period ended 30 September 2002 amounts to PLN 11 (decrease in net profit).

3.4. Dividends

During 3 Q 2002 the Company has paid dividends from net profit for 2001 in the amount of PLN 50 (0.12 per share).

3.5. Interest bearing borrowings

	30 September 2002 (unaudited)	31 December 2001
Bank loans	2,381	2,276
Other loans and credits	84	132
Short terms bonds	325	355
	------	------
Total	2,790	2,763
including:	=======	=======
short-term portion	1,482	1,502
long-term portion	1,308	1,261

Total interest bearing borrowings undertaken by the Company increased by net PLN 27 in the 9 month period ended 30 September 2002. That growth is mainly the result of higher long-term indebtedness which was partially balanced by reduction in short term indebtedness.

3.6. Segment revenue and segment result for business segments

Segment:	Refining and Marketing				Chemicals				
	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001	For 9 month period ended 30 September 2002
Revenue									
External sales	9,785	3,787	10,647	3,912	2,075	807	1,847	602	265
Inter-segment sales	1,844	745	1,666	499	920	343	813	273	913
Total revenue	11,629	4,532	12,313	4,411	2,995	1,150	2,660	875	1,178
Result									
Segment result	690	305	460	142	143	38	235	51	56
Unallocated corporate expenses									
Profit from operations									
Financial income									
Financial expenses									
Share in profit of subordinated entities					2	2	12	1	10

for on an equity basis
Profit before income tax
Income taxes
Minority interests
Net profit

Segment:	Eliminations				Conso	
	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001	For 9 month period ended 30 September 2002	For mon peric ende 30 Septemb 20
Revenue						
External sales					12,125	4,69
Inter-segment sales	(3,677)	(1,420)	(3,405)	(1,099)	-	
Total revenue	(3,677)	(1,420)	(3,405)	(1,099)	12,125	4,69
Result						
Segment result	(1)	(1)			888	35
Unallocated corporate expenses					(218)	(67
Profit from operations					670	28
Financial income					115	4
Financial expenses					(257)	(82
Share in profit of subordinated entities accounted for on an equity basis					12	
Profit before income tax					540	26
Income taxes					(157)	(71
Minority interests					(26)	(13
Net profit					357	17

Segment:	Refining and Marketing				Ch	
	For 9 month	For 3	For 9	For 3	For 9	For

	ended 30 September 2002	period ended 30 September 2002	period ended 30 September 2001	period ended 30 September 2001	period ended 30 September 2002	peric ende 3C Septen 20C
Property, plant, equipment and intangible assets expenditure	399	118	741	206	90	3
Property, plant, equipment and intangible assets expenditure unallocated to segments						
Total property, plant, equipment and intangible assets expenditure						
Segment depreciation	559	191	566	213	148	5
Unallocated assets depreciation						
Total depreciation						
Non-cash expenses other than depreciation	88	18	46	18	15	

Segment:			Other operations			
	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001	For 9 month period ended 30 September 2002	For mor peric ende 3C Septemk 20C
Property, plant, equipment and intangible assets expenditure	106	56	76	35	595	21
Property, plant, equipment and intangible assets expenditure					26	

segments						
Total property, plant, equipment and intangible assets expenditure					621	21
Segment depreciation	127	43	122	44	834	2[illegible]
Unallocated assets depreciation					25	
Total depreciation					859	2[illegible]
Non-cash expenses other than depreciation	21	3	7	2	124	[illegible]

Geographical segments

The Group operates mainly in Poland. The following table shows the distribution of the Group's consolidated sales by geographical market segmental reporting for business segments for 9 month periods ended 30 September 2002 and 30 September 2001.

Segment:	Refining and Marketing				Che	
	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001	For 9 month period ended 30 September 2002	For mor peric ende 3[illegible] Septem[illegible] 20[illegible]
Export sales	668	277	478	114	567	24
Domestic sales	9,117	3,510	10,169	3,798	1,508	5[illegible]
Total external revenue	9,785	3,787	10,647	3,912	2,075	8[illegible]

Segment:	Other operations				[illegible]	
	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001	For 9 month period ended 30 September 2002	For mont perioc endec 30 Septembe 200[illegible]
Export sales	11	1	6	2	1,246	52[illegible]
Domestic sales	254	96	241	82	10,879	4,171

Total external revenue	265	97	247	84	12,125	4,691

3.7. Basic and diluted earnings per share

Basic earnings per share (PLN)	For the 9 months period ended 30 September 2002	For the 3 months period ended 30 September 2002	For the 9 mc period er 30 September 2
Weighted average common stock outstanding	420,177,137	420,177,137	420,177,
For the period per share (PLN)	0.85	0.42	C

There is no difference between the basic and diluted earnings per share.

3.8. Changes in contingent liabilities and risks after 31 December 2001

Description of contingent liabilities and risks has been presented in consolidated financial statements for the six month period ended 30 June 2002. No significant changes of contingent liabilities and risks have occurred since the day of preparation of the consolidated financial statements for six months ended 30 June 2002.

3.9. Subsequent events

There were no subsequent events after 30 September 2002 having material influence on the condensed consolidated financial statements.

3.10. Operating costs

	9 months ended 30 September 2002 (unaudited)	3 months ended 30 September 2002 (unaudited)	9 mont 30 S (ur
Raw materials and energy	7,455	2,678	
Cost of goods bought for resale	1,200	613	
External services	1,024	381	
Payroll and benefits (staff costs)	769	243	
Depreciation and amortisation	859	292	
Taxes and charges	215	66	
Other	175	34	
Adjusted by:			
Change in inventories, deferred and accrued costs	(194)	113	
Internal costs capitalised	(48)	(14)	
Operating costs	11,455	4,406	

3.11. Transformation for International Financial Reporting Standards purposes

The adjustments to the consolidated condensed financial statements prepared

under Polish Accounting Standards (PAS) are set out below:

	Net profit for 9 months ended 30 September 2002 (unaudited)	Net profit for 3 months ended 30 September 2002 (unaudited)	Net profit 9 mc ε 30 Septembeɪ (unauc
PAS basis consolidated*	376	177	
Distributions from profit	-	-	
Borrowing costs capitalisation, net of depreciation	(9)	(5)	
Amortisation of CPN goodwill	(8)	(3)	
IFRS treatment of negative goodwill	6	2	
Deferred tax on above	4	2	
Other	(12)	3	
	-------	-------	--
IFRS consolidated	357	176	
	=======	=======	==

	Net assets a 30 September 2002 (unaudited)	3
PAS basis consolidated *	7,867	
Borrowing costs capitalisation, net of depreciation	542	
CPN goodwill, net of amortisation	75	
IFRS treatment of negative goodwill	(73)	
Deferred tax on above	(119)	
Other	15	

IFRS consolidated	8,307	
	=======	

* following changes in PAS introduced by the amended Accounting Act effective on 1 January 2002, the PAS figures for 9 months ended 30 September 2002 were prepared under the new PAS rules; the comparative data for 9 months ended 30 September 2001 has been restated using the new PAS rules and differs from previously published.

3.12. Other

The consolidated financial statements have been authorised by Company's Management Board at premises of the Company, on 12 November 2002.

Signatures of the Members of the Management Board

....
President - Zbigniew Wrobel

....

....

Vice President - Janusz Wioeniewski Vice President - Andrzej Macenowicz

REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying condensed consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the 9 and 3 - month periods ended 30 September 2002 and 30 September 2001. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these condensed consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on accompanying consolidated condensed financial data.

International Accounting Standard No. 29 ''Financial Reporting in Hyperinflationary Economies'' (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plants and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996.

Based on our review, except for the matter referred to in the paragraph above, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Warsaw, Poland
12 November 2002

issuers)

According to (S) 5 section 2 and (S) 58 section 1 of the The Council of Ministers Decree Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna publishes condensed consolidated quarterly report for third quarter of 2002

	in PLN thousand		in EUR thousand
SELECTED CONSOLIDATED FINANCIAL DATA (current year)	III quarters cumulative from 1.1.2002 to 30.09.2002	III quarters cumulative from 1.1.2001 to 30.09.2001	III quarters cumula from 1.1.2002 to 30.09.2002
1. Net sales of finished products, goods for resale and materials	19,214,825	19,249,090	5,019,022
2. Operating profit	689,082	592,056	179,992
3. Gross profit	559,828	440,027	146,230
4. Net profit	376,287	321,520	98,288
5. Cash flow from operating activities	931,476	1,652,425	243,307
6. Cash flow used in investing activities	(683,135)	(1,190,307)	(178,439)
7. Cash flow used in financing activities	(254,981)	(355,912)	(66,602)
8. Net cash flow/(outflow)	(6,640)	106,206	(1,734)
9. Total assets (as at 30.09.2002)	14,836,226		3,637,935
10. Liabilities and provisions for liabilities (as at 30.09.2002)	6,281,195		1,540,188
11. Long-term liabilities (as at 30.09.2002)	1,339,383		328,425
12. Short-term liabilities (as at 30.09.2002)	4,041,799		991,074
13. Equity (as at 30.09.2002)	7,867,066		1,929,054
14. Share capital (as at 30.09.2002)	525,221		128,787
15. Number of shares (as at 30.09.2002)	420,177,137		420,177,137
16. Earnings per ordinary share (in PLN/EUR)	0.90		0.23

17. Diluted earnings per ordinary share (in PLN/EUR)	0.90	0.23
18. Net book value per share (in PLN/EUR) (as at 30.09.2002)	18.72	4.59
19. Diluted net book value per share (in PLN/EUR) (as at 30.09.2002)	18.72	4.59
20. Declared or paid dividends per share (in PLN/EUR)	-	-

CONSOLIDATED BALANCE SHEET PLN thousand	as at 30.09.2002 end of quarter (current year)	as at 30.06.2002 end of previous quarter (current year)
Assets		
I. Fixed assets	9,620,946	9,648,391
1. Intangible fixed assets, including:	90,298	95,369
- goodwill	154	165
2. Goodwill on consolidation of subordinated entities	12,741	4,145
3. Tangible fixed assets	8,495,433	8,552,423
4. Long term receivables	17,428	14,246
4.1. From subordinated entities	-	-
4.2. From other entities	17,428	14,246
5. Long term investments	812,215	758,141
5.1. Real estates	-	-
5.2. Intangible fixed assets	-	-
5.3. Long term financial assets	812,215	758,141
a) in subordinated entities, including:	178,294	181,532
- shares in subordinated entities accounted for on an equity basis	68,338	64,860
- shares in unconsolidated subsidiaries and joint venture entities	25,952	32,668
b) in other entities	633,921	576,609
5.4. Other long term investments	-	-
6. Long term prepayments, deferred costs and deferred tax asset	192,831	224,067
6.1. Deferred tax assets	30,124	30,135
6.2. Prepayments and deferred costs	162,707	193,932
II. Current assets	5,215,280	4,782,449
1. Inventories	2,597,931	2,432,932
2. Short term receivables	1,908,750	1,597,170
2.1. From subordinated entities	113,784	139,841
2.2. From other entities	1,794,966	1,457,329
3. Short term investments	238,371	257,656
3.1. Short term financial assets	228,661	246,081
a) in subordinated entities	300	-
b) in other entities	31,616	28,744
c) cash and cash equivalents	196,745	217,337
3.2. Other short term investments	9,710	11,575
4. Short term prepayments and deferred costs	470,228	494,691

T o t a l a s s e t s	14,836,226	14,430,840

CONSOLIDATED BALANCE SHEET PLN thousand	as at 30.09.2002 end of quarter (current year)	as at 30.06.2002 end of previous quarter (current year)	
Liabilities			
I. Equity	7,867,066	7,648,424	
1. Share capital	525,221	525,221	
2. Unpaid share capital (negative value)	-	-	
3. Own shares (negative value)	-	-	
4. Capital reserve	5,747,931	5,743,830	
5. Revaluation reserve	767,021	727,951	
6. Other capital reserves	53,476	53,476	
7. Foreign exchange gain on inlclusion of subordinated entities	12	4	
8. Undistributed profit from previous years	397,118	398,801	
9. Net profit	376,287	199,141	
10. Distribution from profit during financial year (negative value)	-	-	
II. Minority interests	418,820	407,573	
III. Negative goodwill on subordinated entities	269,145	271,373	
IV. Liabilities and provisions for liabilities	6,281,195	6,103,470	
1. Provisions for liabilities	808,738	802,395	
1.1. Provision for deferred tax	249,320	237,221	
1.2. Retirement benefits and similar provisions	138,538	137,634	
a) long term	118,027	116,066	
b) short term	20,511	21,568	
1.3. Other provisions	420,880	427,540	
a) long term	344,246	349,581	
b) short term	76,634	77,959	
2. Long term liabilities	1,339,383	1,319,222	
2.1. To subordinated entities	-	-	
2.2. To other entities	1,339,383	1,319,222	
3. Short term liabilities	4,041,799	3,911,456	
2.1. To subordinated entities	35,564	33,732	
3.2. To other entities	3,954,752	3,819,416	
3.3. Special funds	51,483	58,308	
4. Accruals and deferred income	91,275	70,397	
4.1. Negative goodwill	1,258	618	
4.2. Other accruals and deferred income	90,017	69,779	
a) long term	1,597	7,041	
b) short term	88,420	62,738	
T o t a l l i a b i l i t i e s	14,836,226	14,430,840	
Net book value	7,867,066		
Number of shares	420,177,137		4
Net book value per share (in PLN)	18.72		
Diluted number of shares	420,177,137		4
Diluted net book value per share (in PLN)	18.72		

* diluted ratios were calculated under IFRS and differ from previously published

OFF BALANCE SHEET ITEMS	as at 30.09.2002 end of quarter	as at 30.06.2002 end of previous quarter

	(current year)	(current year)
1. Contingent receivables	-	-
1.1. From subordinated entities	-	-
- received guarantees and sureties	-	-
1.2. From other entities	-	-
- received guarantees and sureties	-	-
2. Contingent liabilities	11,442	4,381
2.1. To subordinated entities	1,951	1,299
- granted guarantees and sureties	1,951	1,299
2.2. To other entities	9,491	3,082
- granted guarantees and sureties	9,491	3,082
3. Other	46,487	46,303
Total off-balance sheet items	57,929	50,684

Auditors' report on a review of condensed quarterly consolidated financi
for 3 Q 2002

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed quarterly consolidated financial statements of the capital group of Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow 7 str. ("the Dominant Company"), prepared for the 3 Q 2002 and comprising:

- consolidated balance sheet as of 30 September 2002 with total assets amounting to 14,836,226,174.77 zloty,
- consolidated income statement for the period form 1 January 2002 to 30 September 2002 with a net profit amounting to 376,286,529.48 zloty,
- statement of changes in consolidated shareholders' equity with a net increase of consolidated shareholders' equity for the period from 1 January 2002 to 30 September 2002 amounting to 365,927,087.24 zloty,
- consolidated cash flow statement with net outflow for the period from 1 January to 30 September 2002 amounting to 6,640,056.40 zloty.

The form of the attached condensed quarterly consolidated financial statements is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities (Journal of Law No nr 139, poz. 1569 with further amendments).

The truth and fairness of the financial information presented in the attached condensed quarterly consolidated financial statements are the responsibility of the Dominant Company's Management Board. Our responsibility was to review these financial statements. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Statutory Auditors in Poland. The review was mainly based on applying analytical procedures to the consolidated financial data, review of consolidation documentation, review of accounting records and discussions with Members of Management Board of the Dominant Company as well as employees responsible for accounting matters in the Dominant Company. The scope of work and methodology of a review is significantly less in scope than an audit of consolidated financial statements, the objective of which is to express an opinion on truth and fairness of the annual consolidated financial statements. Accordingly, we do not express such an opinion on the attached condensed quarterly consolidated financial statements.

The attached condensed quarterly consolidated financial statements were prepared in accordance with the accounting principles resulting form the amended Accounting Act, being in force from 1 January 2002. The changes in accounting policies of the capital group of the Dominant Company resulting from the amendment of the Accounting Act are further described in point 1 of the consolidated quarterly report. In order to assure comparability of data, the

condensed comparable quarterly financial data for 3 Q 2001 was transformed and presented in accordance with the policies applied in 3 Q 2002. In consequence, the condensed comparable quarterly financial data for 3 Q 2001 differs from condensed quarterly consolidated financial statements previously published, what is described in point 1.3 of consolidated quarterly report for 3 Q 2002.

Based on our review, nothing came to our attention that causes us to believe that the attached condensed quarterly consolidated financial statements are not prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further amendments) and the related regulations as well as the requirements set out by the Decree on current and periodic information published by issuers of securities.

Certified Auditor	Arthur Andersen Sp. z o.o. 00-113 Warsaw, ul. Emilii Plater 53 Ident. No. 66
(-)	(-)
Lukasz Zalicki Ident. No. 9542/7118	Krzysztof Kucharski

Warsaw, 12 November 2002

CONSOLIDATED INCOME STATEMENT	III quarter (current year) from 1.7.2002 to 30.09.2002	III quarters cumulative (current year) from 1.1.2002 to 30.09.2002	III q (previous from 1.7.2 30.09.
I. Net sales including:	7,161,047	19,214,825	6,986
- to subordinated entities	161,015	432,042	108
1. Net sales of finished products	6,434,727	17,739,897	6,213
2. Net sales of goods for resale and materials	726,320	1,474,928	773
II. Cost of goods sold, including:	(3,726,661)	(9,523,762)	(3,792
- to subordinated entities	(146,064)	(385,580)	(61
1. Cost of sales of finished products	(3,113,852)	(8,323,565)	(3,125
2. Cost of goods for resale and materials sold	(612,809)	(1,200,197)	(667
III. Gross profit on sales (I-II)	3,434,386	9,691,063	3,194
IV. Selling and distribution costs	(2,894,555)	(8,297,087)	(2,814
V. General and administration expenses	(249,140)	(675,204)	(185
VI. Profit on sales (III-IV-V)	290,691	718,772	193
VII. Other operating income	35,397	140,544	85
1. Profit on disposal of non-financial fixed assets	6,699	24,397	6
2. Grants	-	75	
3. Other	28,698	116,072	78
VIII. Other operating expenses	(36,345)	(170,234)	(82
1. Loss from disposal of non-financial fixed assets	(3,213)	(12,083)	
2. Impairment of non-financial assets	(5,983)	(19,845)	(6
3. Other	(27,149)	(138,306)	(75
IX. Operating profit (VI+VII-VIII)	289,743	689,082	196
X. Financial income	48,352	132,333	63

1. Dividends and shares in profits, including:	386	386	
- from subordinated entities	386	386	
2. Interest, including:	18,390	55,202	18
- from subordinated entities	185	911	
3. Profit from sale of investments	(84)	4,554	
4. Revaluation of investments	356	731	
5. Other	29,304	71,460	44
XI. Financial expenses	(89,898)	(290,424)	(167
1. Interest, including:	(45,189)	(155,285)	(82
- for subordinated entities	(8)	(1,132)	
2. Loss from sale of investments	-	-	
3. Revaluation of investments	(169)	(819)	(1
4. Other	(44,540)	(134,320)	(83
XII. Profit (loss) on sale of shares in subordinated entities	(1,455)	(1,455)	
XIII. Gross profit (IX+X-XI+/-XII)	246,742	529,536	92
XIV. Extraordinary items (XIV.1. - XIV.2.)	1,592	(1,232)	
1. Extraordinary profits	3,465	4,638	
2. Extraordinary losses	(1,873)	(5,870)	
XV. Amortisation of goodwill from subordinated entities	(265)	(787)	(1
XVI. Negative goodwill from subordinated entities write off	10,470	32,311	20
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	258,539	559,828	111
XVIII. Income tax	(71,464)	(167,713)	(27
a) current part	(74,788)	(180,748)	(36
b) deferred part	3,324	13,035	9
XIX. Other obligatory charges on profit	-	-	
XX. Share in profit of subordinated entities accounted for an equity method	3,002	9,160	4
XXI. Minority interests	(12,931)	(24,988)	(6
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	177,146	376,287	82
Net profit for 12 months (annualised)		420,633	
Weighted average number of ordinary shares		420,177,137	
Earnings per ordinary share (in PLN)		1,00	
Diluted weighted average number of ordinary shares		420,177,137	
Diluted earnings per share (in PLN)		1,00	

* The Group does not have comparable data concerning profit for 12 months ending 30 September 2001.

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY	III quarter (current year) from 1.7.2002 to 30.09.2002	III quarters cumulative (current year) from 1.1.2002 to 30.09.2002	III q (previous from 1.7.2 30.09.
I. Equity at beginning of period	7,648,424	7,419,130	7,302
a) changes in accounting policies	-	82,009	71
b) corrections of fundamental errors	-	-	
I. a. Equity at beginning of period restated for comparative	7,648,424	7,501,139	7,373

data			
1. Share capital at beginning of period	525,221	525,221	525
1.1.Movements in share capital	-	-	
a) increases	-	-	
- issues od shares	-	-	
b) decreases	-	-	
- redemption of shares	-	-	
1.2. Share capital at end of period	525,221	525,221	525
2. Unpaid share capital at beginning of period	-	-	
2.1. Movements in unpaid share capital	-	-	
a) increases	-	-	
b) decreases	-	-	
2.2. Unpaid share capital at end of period	-	-	
3. Own shares at beginning of period	-	-	
3.1. Movement in own shares	-	-	
a) increases	-	-	
b) decreases	-	-	
3.2 Own shares at end of period	-	-	
4. Capital reserve at beginning of period	5,743,830	5,501,578	5,489
4.1. Movements in capital reserve	4,101	246,353	2
a) increases	4,101	246,353	2
- share premium	-	-	
- distribution of profits (by articles)	-	-	
- apportionment of profits (over the minimum provided for by the articles)	1,653	240,867	
- transfer from capital reserves due to revaluation of fixed assets disposed	2,448	5,486	2
- other	-	-	
b) decreases	-	-	
- absorption of losses	-	-	
- other	-	-	
4.2. Capital reserve at end of period	5,747,931	5,747,931	5,492
5. Revaluation reserve at beginning of period	727,951	734,796	745
- changes in accounting policies, restatement of opening balance	-	(2,600)	(3
5.1. Revaluation reserve at beginning of period restated for comparative data	727,951	732,196	742
5.2. Movements in revaluation reserve	39,070	34,825	(2
a) increases	41,917	42,063	
- increase of value of long term investments	58,218	58,218	
- deferred tax assets related to entries made to revaluation reserve	(16,301)	(16,155)	
- other	-	-	
b) decreases	(2,847)	(7,238)	(2
- fixed assets disposals	(2,448)	(5,486)	(2
- impairment of tangible fixed assets	(399)	(1,752)	
- deferred tax assets related to entries made to revaluation reserve	-	-	

- other	-	-	
5.3. Revaluation reserve at end of period	767,021	767,021	740
6. Other capital reserves at beginning of period	53,476	53,542	53
6.1. Movements in oher capital reserves	-	(66)	
a) increases	-	-	
b) decreases	-	(66)	
6.2. Other capital reserves at end of period	53,476	53,476	53
7. Foreign exchange differences from recalculation of subordinated entities	12	12	
8. Undistributed profit (loss) from previous years at beginning of period	597,942	603,990	488
8.1. Undistributed profit from previous years at beginning of period	597,942	603,990	488
a) changes in accounting policies	-	84,608	74
b) corrections of fundamental errors	-	-	
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	597,942	688,598	562
a) increases	-	-	
- other capial from consolidation	-	-	
b) decreases	(1,683)	(291,480)	
- dividends paid	-	(50,421)	
- transfer to capital reserve	(1,656)	(240,870)	
- others	(27)	(189)	
8.3. Undistributed profit from previous years at end of period	596,259***	397,118	562,
8.4. Undistributed loss from previous years at beginning of period	-	-	
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-	
a) increases	-	-	
- distribution of previous year loss for absorption	-	-	
b) decreases	-	-	
8.6. Undistributed loss from previous years at end of period	-	-	
8.7. Undistributed profit (loss) from previous years at end of period	596,259	397,118	562
9. Net result for the financial year	177,146	376,287	82
a) net profit	177,146	376,287	82
b) net loss	-	-	
c) distribution from current year profit	-	-	
II. Equity at end of period	7,867,066	7,867,066	7,456

** including net profit for 2Q's 2001
*** including net profit for 2Q's 2002

	(current year) from 1.7.2002 to 30.09.2002	cumulative (current year) from 1.1.2002 to 30.09.2002	(previous from 1.7.2 30.09.
A. Cash flow from operating activities			
I. Net profit for the year	177,146	376,287	82
II. Total adjustments	(35,316)	555,189	83
1. Profit from minority interests	12,931	24,988	6
2. Net (profit) from subordinated entities accounted for an equity method	(3,002)	(9,160)	(4
3. Depreciation	256,619	760,840	224
- including amortisation on goodwill from subordinated entities or negative goodwill in subordinated entities	(10,205)	(31,524)	(19
4. Foreign exchange (gains)/losses	29,262	40,017	22
5. Interest and dividends	40,915	138,668	81
6. (Profit) loss from investing activities	(5,821)	(19,413)	(4
7. Movements in provisions	(18,040)	(34,822)	(23
8. Movements in stock	(160,486)	(408,042)	(18
9. Movements in receivables	(285,263)	(316,051)	(107
10. Movements in creditors falling due within one year (with the exception of loans)	20,745	354,166	(278
11. Movements in prepayments and accruals	74,151	17,994	176
12. Other adjustments	2,673	6,004	9
III. Cash flow from operating activities (I+/-II)	141,830	931,476	166
B. Cash flow from investing activities			
I. Cash inflows from investing activities	134,080	280,338	188
1. Disposal of intangible fixed assets and tangible fixed assets	11,183	33,293	13
2. Disposal of real estate investments and intangible fixed assets investments	-	-	
3. From financial assets, including:	112,732	235,717	84
a) in subordinated entities	320	12,473	8
- sales of financial assets (except short term securities)	61	159	
- sales of short term securities	-	-	
- dividends and profits	259	12,266	8
- long-term loans repaid	-	-	
- interest received	-	48	
- other inflows from financial assets	-	-	
b) in other entities	112,412	223,244	76
- sales of financial assets (except short term securities)	4,182	14,348	
- sales of short term securities	107,004	196,540	72
- dividends and profits	-	-	
- long-term loans repaid	-	-	
- interest received	1,209	12,334	1
- other inflows from financial assets	17	22	
4. Other inflows from investing activities	10,165	11,328	89
II. Cash outflows from investing activities	(341,715)	(963,473)	(516
1. Purchases of intangible fixed	(201,513)	(618,173)	(307

assets and tangible fixed assets			
2. Investments in real estate and intangible fixed assets	-	-	
3. For financial assets, including:	(128,481)	(232,300)	(208
a) in subordinated entities	(23,668)	(23,764)	(41
- purchases of financial assets (except short term securities)	(23,668)	(23,764)	(41
- purchases of short term securities	-	-	
- loans granted	-	-	
b) in other entities	(104,813)	(208,536)	(167
- purchases of financial assets (except short term securities)	-	-	(134
- purchases of short term securities	(104,813)	(208,380)	(32
- loans granted	-	(156)	
4. Dividend paid to minority shareholders	(234)	(1,204)	
5. Other payments	(11,487)	(111,796)	
III. Net cash flow used in investing activities	(207,635)	(683,135)	(328
C. Cash flow from financing activities			
I. Inflows	470,735	1,333,704	583
1. Issuance of shares and other capital instruments, additional payments to capital	-	-	
2. Loans	158,763	475,667	407
3. Issuance of short term securities	310,194	855,949	176
4. Other inflows	1,778	2,088	
II. Outflows	(425,522)	(1,588,685)	(436
1. Redemption of shares	-	-	
2. Dividends and other distributions to shareholders	(50,421)	(50,421)	(21
3. Other than distribution of profit to shareholders payments from profit	-	-	
4. Repayment of loans	(68,690)	(497,237)	(243
5. Repurchase of short term securities	(262,030)	(881,421)	(94
6. Other financial liabilities	-	-	
7. Finance lease payments	(551)	(5,073)	
8. Interest paid	(43,830)	(153,879)	(77
9. Other payments	-	(654)	
III. Net cash flows used in financing activities (I-II)	45,213	(254,981)	146
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	(20,592)	(6,640)	(15
E. Balance sheet change in cash and cash equivalents	(20,592)	(6,640)	(15
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(2,378)	(497)	1
F. Total cash and cash equivalents at the beginning of the period	217,337	203,385	298
G. Total cash and cash equivalents at the end of the period (F+/- D)	196,745	196,745	282
- including those of limited availability	8,960	8,960	13

BALANCE SHEET PLN thousand	as at 30.09.2002 end of quarter (current year)	as at 30.06.2002 end of previous quarter (current year)	3
Assets			
I. Fixed assets	8,303,117	8,307,542	
1. Intangible fixed assets, including:	70,868	74,886	
- goodwill	-	-	
2. Tangible fixed assets	6,451,036	6,498,544	
3. Long term receivables	269,428	268,786	
3.1. From subordinated entities	258,560	256,711	
3.2. From other entities	10,868	12,075	
4. Long term investments	1,356,369	1,279,068	
4.1. Real estates	-	-	
4.2. Intangible fixed assets	-	-	
4.3. Long term financial assets	1,356,369	1,279,068	
a) in subordinated entities	724,929	705,719	
b) in other entities	631,440	573,349	
4.4. Other long term investments	-	-	
5. Long term prepayments, deferred costs and deferred tax asset	155,416	186,258	
5.1. Deferred tax assets	-	-	
5.2. Prepayments and deferred costs	155,416	186,258	
II. Current assets	4,334,177	4,002,622	
1. Inventories	2,246,347	2,060,159	
2. Short term receivables	1,565,711	1,352,829	
2.1. From subordinated entities	462,442	399,485	
2.2. From other entities	1,103,269	953,344	
3. Short term investments	73,524	118,287	
3.1. Short term financial assets	63,814	106,712	
a) in subordinated entities	-	-	
b) in other entities	-	-	
c) cash and cash equivalents	63,814	106,712	
3.2. Other short term investments	9,710	11,575	
4. Short term prepayments and deferred costs	448,595	471,347	
Total assets	12,637,294	12,310,164	1
Liabilities			
I. Equity	7,208,791	7,034,260	
1. Share capital	525,221	525,221	
2. Unpaid share capital (negative value)	-	-	
3. Own shares (negative value)	-	-	
4. Capital reserve	5,500,664	5,498,216	
5. Revaluation reserve	767,990	728,911	
6. Other capital reserves	53,476	53,476	
7. Undistributed profit from previous years	75,893	75,893	
8. Net profit	285,547	152,543	
9. Distribution from profit during financial year (negative value)	-	-	
II. Liabilities and provisions for liabilities	5,428,503	5,275,904	
1. Provisions for liabilities	677,843	671,051	
1.1. Provision for deferred tax	199,369	185,017	
1.2. Retirement benefits and similar provisions	74,266	74,266	
a) long term	62,660	62,660	
b) short term	11,606	11,606	
1.3. Other provisions	404,208	411,768	
a) long term	341,240	347,063	
b) short term	62,968	64,705	

2. Long term liabilities	1,081,776	1,062,835	
2.1. To subordinated entities	230,299	230,299	
2.2. To other entities	851,477	832,536	
3. Short term liabilities	3,605,739	3,495,399	
3.1. To subordinated entities	141,678	131,225	
3.2. To other entities	3,430,183	3,324,637	
3.3. Special funds	33,878	39,537	
4. Accruals and deferred income	63,145	46,619	
4.1. Negative goodwill	-	-	
4.2. Other accruals and deferred income	63,145	46,619	
a) long term	-	-	
b) short term	63,145	46,619	
Total liabilities	12,637,294	12,310,164	1
Net book value	7,208,791	7,034,260	
Number of shares	420,177,137	420,177,137	42
Net book value per share (in PLN)	17,16	16,74	
Diluted number of shares	420,177,137	420,177,137	42
Diluted net book value per share (in PLN)	17,16	16,74	

* Diluted ratios were calculated in compliance with IFRS and differ from previously publish

OFF BALANCE SHEET ITEMS	as at 30.09.2002 end of quarter (current year)	as at 30.06.2002 end of previous quarter (current year)	3
1. Contingent receivables	-	-	
1.1. From subordinated entities	-	-	
- received guarantees and sureties	-	-	
1.2. From other entities	-	-	
- received guarantees and sureties	-	-	
2. Contingent liabilities	96,789	96,789	
2.1. To subordinated entities	94,548	94,548	
- granted guarantees and sureties	94,548	94,548	
2.2. To other entities	2,241	2,241	
- granted guarantees and sureties	2,241	2,241	
3. Other	46,487	46,272	
Total off-balance sheet items	143,276	143,061	

INCOME STATEMENT	III quarter (current year) from 1.7.2002 to 30.09.2002	III quarter cumulative (current year) from 1.1.2002 to 30.09.2002	3
I. Net sales, including	6,472,101	17,450,262	
- to subordinated entities	911,320	2,389,813	

1. Net sales of finished products	5,909,694	16,142,863	
2. Net sales of goods for resale and materials	562,407	1,307,399	
II. Cost of goods sold	(3,272,390)	(8,427,878)	(
- to subordinated entities	(433,348)	(1,116,526)	
1. Cost of sales of finished products	(2,790,572)	(7,321,360)	(
2. Cost of goods for resale and materials sold	(481,818)	(1,106,518)	
III. Gross profit on sales (I-II)	3,199,711	9,022,384	
IV. Selling and distribution costs	(2,821,299)	(8,058,673)	(
V. General and administration expenses	(158,491)	(432,897)	
VI. Profit on sales (III-IV-V)	219,921	530,814	
VII. Other operating income	32,162	115,508	
1. Profit on disposal of non-financial fixed assets	6,136	23,121	
2. Grants	-	-	
3. Other	26,026	92,387	
VIII. Other operating expenses	(29,277)	(128,912)	
1. Loss from disposal of non-financial fixed assets	(3,272)	(10,880)	
2. Impairment of non-financial assets	(3,555)	(17,762)	
3. Other	(22,450)	(100,270)	
IX. Operating profit (VI+VII-VIII)	222,806	517,410	
X. Financial income	34,109	113,450	
1. Dividends and shares in profits, including:	433	13,660	
- from subordinated entities	433	13,660	
2. Interest, including:	13,761	40,883	
- from subordinated entities	419	1,876	
3. Proceeds from sale of investments	-	3,403	
4. Revaluation of investments	-	376	
5. Other	19,915	55,128	
XI. Financial expenses	(67,017)	(218,818)	
1. Interest, including:	(31,492)	(112,328)	
- for subordinated entities	(1,298)	(2,992)	
2. Loss from sale of investments	-	-	
3. Revaluation of investments	(127)	(772)	
4. Other	(35,398)	(105,718)	
XII. Gross profit (IX+X-XI)	189,898	412,042	
XIII. Extraordinary items (XIV.1 - XIV.2)	(5)	(121)	
1. Extraordinary profits	-	17	
2. Extraordinary losses	(5)	(138)	
XIV. Profit before taxation (XII+/-XIII)	189,893	411,921	
XV. Income tax	(56,889)	(126,374)	
a) current part	(58,839)	(135,245)	
b) deferred part	1,950	8,871	
XVI. Other obligatory charges on profit	-	-	
XVII. Net profit (XIV-XV-XVI)	133,004	285,547	

Net profit for 12 months (annualised)		299,406
Weighted average number of ordinary shares		420,177,137
Earnings per ordinary share (in PLN)		0,71
Weighted expected average number of ordinary shares		420,177,137
Diluted earnings per share (in PLN)		0,71

* The Company does not have comparable data concerning profit for 12 months ending 30 Septe

STATEMENT OF CHANGES IN EQUITY	III quarter (current year) from 1.7.2002 to	III quarter cumulative (current year) from 1.1.2002 to

	30.09.2002	30.09.2002
I. Equity at beginning of period	7,034,260	6,859,092
a) changes in accounting policies	-	73,293
b) corrections of fundamental errors	-	-
I.a. Equity at beginning of period restated for comparative data	7,034,260	6,932,385
1. Share capital at beginning of period	525,221	525,221
1.1.Movements in share capital	-	-
a) increases	-	-
- issues od shares	-	-
b) decreases	-	-
- redemption of shares	-	-
1.2. Share capital at end of period	525,221	525,221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	5,498,216	5,297,573
4.1. Movements in capital reserve	2,448	203,091
a) increases	2,448	203,091
- share premium	-	-
- distribution of profits (by articles)	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	197,605
- other	2,448	5,486
b) decreases	-	-
- absorption of losses	-	-
- other	-	-
4.2. Capital reserve at end of period	5,500,664	5,500,664
5. Revaluation reserve at beginning of period	728,911	734,796
a) changes in accounting policies	-	(2,600)
5.a. Revaluation reserve at beginning of period restated for comparative data	728,911	732,196
5.1. Movements in revaluation capital	39,079	35,794
a) increases	41,917	42,063
- increase in valuation of long term investments	58,218	58,218
- deferred tax assets related to entries made to revaluation reserve	(16,301)	(16,155)
- other	-	-
b) decreases	(2,838)	(6,269)
- fixed assets disposals	(2,448)	(5,486)
- impairment of tangible fixed assets	(390)	(783)
- decrease in valuation of long term investments	-	-
- deferred tax on bookings related to revaluation reserve	-	-
5.2. Revaluation reserve at end of period	767,990	767,990
6. Other capital reserves at beginning of period	53,476	53,476
6.1. Movements in other capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	53,476	53,476
7. Profit (loss) from previous years at beginning of period	228,436	248,026
7.1. Undistributed profit from previous years at beginning of period	228,436	248,026
a) changes in accounting policies	-	75,893

b) corrections of fundamental errors	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	228,436	323,919
a) increases	-	-
- distribution of profit from previous years	-	-
b) decreases	-	(248,026)
- dividends paid	-	(50,421)
- transfer to capital reserve	-	(197,605)
- others	-	-
7.3. Undistributed profit from previous years at end of period	228,436**	75,893
7.4. Undistributed loss from previous years at beginning of period	-	-
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
- loss from previous years to cover	-	-
b) decreases	-	-
7.6. Undistributed loss from previous years at end of period	-	-
7.7. Undistributed profit (loss) from previous years at end of period	228,436**	75,893
8. Net result for the financial year	133,004	285,547
a) net profit	133,004	285,547
b) net loss	-	-
c) distribution of profit	-	-
II. Equity at end of period	7,208,791	7,208,791

** including net profit for 2 Q's 2002

*** including net profit for 2 Q's 2001

CASH FLOW STATEMENT	III quarter (current year) from 1.7.2002 to 30.09.2002	III quarter cumulative (current year) from 1.1.2002 to 30.09.2002
A. Cash flow from operating activities		
I. Net profit for the year	133,004	285,547
II. Total adjustments	(59,014)	410,472
1. Depreciation and amortisation	206,296	608,865
2. Foreign exchange (gains)/losses	20,560	29,720
3. Interest and dividends	27,518	84,315
4. (Profit) loss from investing activities	(2,864)	(15,644)
5. Movements in provisions	(9,510)	(29,559)
6. Movements in stock	(186,188)	(407,281)
7. Movements in receivables	(200,376)	(273,207)
8. Movements in creditors falling due within one year (with the exception of loans)	13,872	374,433
9. Movements in prepayments and accruals	70,063	26,338
10. Other adjustments	1,615	12,492
III. Net cash flow from operating activities (I+/-II)	73,990	696,019
B. Cash flow from investing activities	-	-
I. Cash inflows from investing activities	16,554	72,655
1. Sales of intangible fixed assets and		

tangible fixed assets	5,817	25,984
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	2,899	33,002
a) in subordinated entities	563	13,949
- sales of financial assets (except from short term securities)	-	6
- sales of short term securities	-	-
- dividends and shares in profits	433	13,660
- long-term loans repaid	-	-
- interest received	130	283
- other inflows from financial assets	-	-
b) in other entities	2,336	19,053
- sales of financial assets (except from short term securities)	1,702	8,286
- sales of short term securities	-	-
- dividends and shares in profits	-	-
- long-term loans repaid	-	-
- interest received	634	10,767
- other inflows from financial assets	-	-
4. Other inflows from investing activities	7,838	13,669
II. Cash outflows from investing activities	(202,468)	(591,317)
1. Purchases of intangible fixed assets and tangible fixed assets	(165,476)	(452,750)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(25,147)	(29,564)
a) in subordinated entities	(25,147)	(29,564)
- purchases of financial assets (except from short term securities)	(25,147)	(29,564)
- purchases of short term securities	-	-
- loans granted	-	-
b) in other entities	-	-
- purchases of financial assets (except from short term securities)	-	-
- purchases of short term securities	-	-
- loans granted	-	-
4. Other payments	(11,845)	(109,003)
III. Net cash flow used in investing activities (I-II)	(185,914)	(518,662)
C. Cash flow from financing activities	-	-
I. Inflows	506,660	1,321,352
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	139,574	315,329
3. Issuance of short term securities	367,086	1,006,023
4. Other inflows	-	-
II. Outflows	(437,634)	(1,516,667)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	(50,421)	(50,421)
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(35,500)	(331,500)
5. Repurchase of short term securities	(317,115)	(1,016,799)
6. Other financial liabilities	-	-
7. Finance lease payments	(458)	(1,506)
8. Interest paid	(34,140)	(116,441)
9. Other payments	-	-
III. Net cash flows used in financing activities (I-II)	69,026	(195,315)
D. Net cash flow/(outflow) (A.III+/-B.III+/-C.III)	(42,898)	(17,958)
E. Balance sheet change in cash and cash equivalents	(42,898)	(17,958)
- including changes in cash and cash equivalents resulting from foreign exchange gains/losses	(352)	(493)

F. Total cash and cash equivalents at the beginning of the period	106,712	81,772
G. Total cash and cash equivalents at the end of the period (F+/- D)	63,814	63,814
- including those of limited availability	5,942	5,942

Auditors' report on a review of condensed unconsolidated quarterly financi
for 3 Q 2002

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed unconsolidated quarterly financial statements of Pc
S.A. located in Plock, Chemikow 7 str. (the "Company") comprising:

- balance sheet as of 30 September 2002 with total assets amounting to 12,637,294,058.3
- income statement for the period from 1 January 2002 to 30 September 2002 with a net p
285,547,473.59 zloty,
- the statement of changes in shareholders' equity for the period from 1 January 2002 t
net increase of shareholders' equity amounting to 276,406,361.27 zloty,
- cash flow statement with net outflow for the period from 1 January 2002 to 30 Septemk
17,957,586.28 zloty.

The form of the attached condensed unconsolidated quarterly financial statements is prescri
Council of Ministers of 16 October 2001 on current and periodic information published by is
of Law No nr 139, poz. 1569 with further amendments).

The truth and fairness of the financial information presented in the attached condensed qua
financial statements is the responsibility of the Company's Management Board. Our responsib
financial statements. We conducted our review in accordance with the provisions of law and
the National Chamber of Statutory Auditors in Poland. The review was mainly based on applyi
the financial data, review of accounting records and discussions with Members of Management
as employees responsible for accounting matters in the Company. The scope of work and methc
significantly less in scope than an audit of financial statements, the objective of which i
truth and fairness of the annual financial statements. Accordingly, we do not express such
condensed unconsolidated quarterly financial statements.

The attached condensed unconsolidated quarterly financial statements were prepared in accor
principles resulting form the amended Accounting Act, being in force from 1 January 2002. T
policies of the Company resulting from the amendment of the Accounting Act are further desc
consolidated quarterly report for 3 Q 2002. In order to assure comparability the data, the
quarterly financial data for 3 Q 2001 was transformed and presented in accordance with the
In consequence, the condensed comparable quarterly financial data for 3 Q 2001 differ from
quarterly financial statements previously published, what is described in point 1.3 of cons
3 Q 2002.

Based on our review, nothing came to our attention that causes us to believe that the attac
financial statements have not been prepared in accordance with the accounting principles se
of 29 September 1994 (Journal of Law No 121, pos. 591 with further amendments) and the rela
with the requirements set out by the Decree of the Council of Ministers of 16 October 2001
information published by issuers of securities.

Certified Auditor

Arthur
C
ul.
I

(-)

Lukasz Zalicki
Ident. No. 9542/7118

Krzy

Warsaw, 12 November 2002

The Capital Group of PKN ORLEN S.A. SA-QSr III/2002 PLN '000

Translation of a document originally issued in Polish

INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONSOLIDATED REPORT FOR 3Q 2002

1. Rules of preparation of the consolidated quarterly report

1.1. Rules of preparation of the quarterly condensed financial statements and condensed c

The consolidated and unconsolidated condensed financial statements presented in this consol prepared in compliance with the Polish Accounting Standards defined by the amended Accounti (Journal of Law No 76, pos. 694, 2002 "amended Accounting Act") and the Decree of the Counc 2001 on type, form and scope of current and periodic information and dates of its publicati allowed to be traded publicly (Journal of Law No 139, pos. 1569 with further changes, the " from 1 January to 30 September 2002.

The amended Accounting Act is being in force from 1 January 2002. In order to provide compa the condensed quarterly financial statements included in this consolidated quarterly report quarterly report for 3Q 2001 and consolidated half year report for 2Q 2001 was restated.

The financial data presented in the quarterly report for 3Q 2001 and in half year report fc application of rules, that include regulations concerning presentation of financial stateme Accounting Act with the retrospective effect from 1 January 2001. Changes of the accountinc amendment of the Accounting Act were presented as adjustments of specific captions of the 2001 and for 2Q 2001 in amount corresponding to the proper period. The effect of changes of year 2000 and earlier periods was presented as an adjustment to "retained earnings".

The accounting rules applied by the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("Ca were presented in published financial statements: unconsolidated and consolidated for the y rules applied for financial statements for periods beginning in year 2002, and also for the unconsolidated condensed financial statements for 3Q 2002 as well as for comparable data fc report, are presented in point 1.2 below.

Description and quantitative reconciliation of the changes in accounting rules resulting fr Accounting Act, which materially influenced the net profit and the equity of PKN ORLEN S.A. Capital Group is presented in point 1.3 below.

1.2. Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN S.A.

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will brinc be attributed directly to these assets. Initially intangible fixed assets are presented at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase pr less accumulated amortisation and impairment losses. Intangible fixed assets are amortised over their estimated economic life. Amortisation rates resulting from tax regulations are u with the economic life of the intangible fixed assets. The correctness of applied periods a verified at regular intervals, at least at the end of the financial year, and any necessary charges are made in subsequent periods. Typical amortisation rates applied in reference to

Licences, patents and similar assets	7- 50%
Computer software	10- 50%

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Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Q3 Financial Statements-Pt 2
Released	07:00 20 Nov 2002
Number	9721D

RNS Number:9721D
Polski Koncern Naftowy Orlen S.A.
18 November 2002

Part 2

Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of cc conducted for own needs, incurred before the production is commenced or technology is appli fixed assets, if:

- product or technology of production is clearly set, and related to the costs of devel determined,
- technical usefulness has been confirmed and properly documented and on this basis the manufacture the products or to apply the technology,
- the costs of completed research will be covered - according to estimations - by incon application of the technology.

The period of making development costs write offs does not exceed 5 years.

Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organis the net assets taken over. If the purchase price of the entity or its organised part is low assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company assets of the company to which the assets of the joint companies were transferred or in ass as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line other operating cost.

In cases other than described in the paragraph below, the negative goodwill up to the value acquired fixed assets, excluding long term financial assets quoted on regulated stock marke income and amortised over a period calculated as weighted average of economic life of acqui depreciable assets. Negative goodwill in amount exceeding fair value of fixed assets, exclu assets quoted on regulated stock markets, is treated as income as of the day of merger.

The negative goodwill is written off into other operating income in amount relating to the future losses and costs estimated by the acquiring company as of the day of merger, though The write-off is made in the reporting period, in which the losses and costs influence the losses and costs were not incurred in previously estimated reporting periods, the negative written off in the manner described above.

Tangible fixed assets

manufacturing cost subject to revaluation less accumulated depreciation and impairment loss or liquidation the purchase price or manufacturing cost and its accumulated depreciation ar profit or loss on its disposal is presented in income statement. Land is valued at purchase losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls, reviews, mair financial result of the reporting period in which they were incurred. If it is possible to increased the future economic benefits resulting from ownership of the fixed asset exceed t assumed, the incurred costs increase the initial value of the fixed asset.

Fixed assets are depreciated in straight-line method over their estimated economic life. De from tax regulations are used only if they correspond with the economic life of the fixed a applied periods and depreciation rates are verified at regular intervals, which results in depreciation charges in subsequent periods.

Typical depreciation rates applied in reference to fixed assets:

Buildings and constructions	1.5- 10%
Plant and equipment	4- 30%
Transport	6- 20%
Other fixed assets	8.5- 25%

Low-value assets of estimated useful life below 1 year and cost less than 3.5 thousand zlot brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are de reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluatic fixed asset, the difference is expensed in the reporting period in which the impairment los

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorde depreciated over their economic life.

Value of land leased perpetually is not presented in balance sheet.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase c losses. Construction in progress includes also materials purchased for construction in proc progress is not depreciated until it is completed and put into operation.

Financial lease

Assets used under lease, tenancy agreements or other agreements complying with the criteria Accounting Act are treated as fixed assets and presented at lower of the two: fair value of beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set b are treated as long term receivables and presented at the amount of net leasing investment.

Real estate investments

Real estate investments may comprise land and real estate, purchased in order to bring bene in real estate value. Real estate used to earn the above mentioned economic benefits but nc are treated as fixed assets. Real estate investments are valued according to the fair value

Investments in subsidiaries

Shares in subsidiaries are presented in unconsolidated financial statements at cost of purc
In the consolidated financial statement significant subsidiaries are consolidated.
Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price over corresponding share in net assets of subsidiary based in their fair value on the date
Goodwill on consolidation of associates is calculated as a surplus of the purchase price of corresponding share in net assets of associate on the date of obtaining significant influer is charged to income statement using straight-line method over period not longer than five

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in r

on their fair value on the day of obtaining control over the purchase price of shares in a on consolidation of associates is calculated as a surplus of value of share in equity of as obtaining significant influence over the purchase price of shares in associate. Negative gc calculated as weighted average economic useful life of the depreciable assets acquired.

Inventories

Inventories are stated at the net realisable value being the lower of purchase price or mar selling price. Different types of inventories are valued using weighted average method in a

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, ir which correspond with level of normal operating capacity utilisation.

The net realisable value is determined as possible to obtain, as of the balance sheet date, excise, less any rebates, discounts and any other similar decreases in value and costs sper available for sale and enabling the sale.

Inventories that lost their economic usefulness are accounted for as costs.

Receivables

Receivables are stated at amount due less allowances. Allowances are recognised either base collectibility of receivables from individual debtors or when the contractor goes into bank

Allowances for bad debts are treated as other operating or financial costs - depending on t to which the allowance refers.

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not full other operating costs or financial costs.

Cash and cash equivalents

Cash and other cash assets include cash on hand and cash in banks, cash in transit and othe assets in form of domestic currency and foreign currencies.

Prepayments and deferred costs

Prepayments and deferred costs are expenses relating to periods later than period in which deferred costs mainly include: cost of excise duty (concerning inventory of goods), cost of insurance, cost concerning patronage agreements and leasing costs.

Financial instruments

Financial instruments are presented and valued in accordance with Decree of the Minister fc 2001 on detailed rules of recognition, valuation methods, scope of disclosure and way of pr instruments ("Decree on financial instruments").

Financial instruments are classified into the following categories:

a. held-for-trade financial assets and liabilities,
b. loans granted and own receivables,
c. financial assets held to maturity,
d. financial assets available for sale.

Derivatives and embedded derivatives are also financial instruments.

Short term financial assets held-for-trade are treated as assets acquired principally for t economic benefit from short-term changes in price and fluctuations of other market factors acquired instrument, and other financial assets too, irrespective for intentions, which lea contract, if they constitute an element of portfolio of similar financial assets, the reali

Current financial assets or financial liabilities comprise financial derivatives, except wh concluded contracts as hedging instruments.

Financial assets arisen directly due to cash transfer to the other party of the contract, p meets requirements determined in proper paragraphs of the amended Act, are treated as loans irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluc maturity of nominal value and right to obtain at set dates economic benefits, for example, determinable amount, providing that the entity intends and is able to hold the assets until held-to-maturity financial assets.

Other financial assets, not meeting requirements classifying them into categories enumerate treated as financial assets available for sale.

Financial assets are carried at their fair value (without any deduction for transaction cos incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,

b) financial assets held to maturity,

c) financial assets for which market price set on regulated active market does not exis unworkable to measure their fair value reliably,

d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

e) loans granted and own receivables, excluding those held for trading - at the amortis effective interest rate regardless if the entity is going to held it until maturity

f) financial assets, for which the maturity is set - at adjusted purchase price estimat interest rate,

g) financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities hel liabilities, which are stated at fair value.

Derivatives

Derivatives possessed by the Company are not usually accounted for as hedging instruments a term assets and carried at fair value, with any changes to their fair value charged to inco Derivatives are among others: forward and futures contracts, options and swap contracts.

An embedded derivative is separated from the host contract and accounted for as a derivativ conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely rel characteristics and risks of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the c
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fai profit or loss.

Embedded derivatives are accounted for in a manner similar to separate derivatives that are instruments.

Equity

Equity is presented in books in accordance with rules determined by law and the Company's s

Share capital is stated at nominal value in compliance with the Statutory Regulations of th

Declared but not paid share capital is accounted for as unpaid share capital. Own shares ar decrease the value of equity of the Company.

The capital reserve is generated by profit sharing, transfer of revaluation reserve and sha

Equity arisen due to conversion of securities, liabilities and loans into shares is present securities, liabilities and loans, adjusted by not amortised discount or premium, interests date of conversion, which will not be paid, unrealised foreign exchange differences and cap

The revaluation reserve was established as result of the fixed assets revaluation as of 1 disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserv capital. Moreover, reserve capital is increased by the difference between fair value and pu tax, of the asset if market price set on regulated active market exists or for which it is fair value reliably.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes t attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attribute difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the amount of share premium. The remaini expensed as financial cost.

Provisions for liabilities

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estin on economic transactions in progress, including guarantees granted, borrowing transactions,

2) future liabilities resulting from restructuring, if basing on separate rules the Com or binding agreements were concluded and the restructuring plans allow to estimate reliably liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or e depending on circumstances to which the future liabilities corresponds. Occurrence of the l provision was set diminishes the provision.

Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completic years in service and to retirement allowances paid on retirement. The amount of bonuses dep remuneration and length of service. The employees receive also a one-off payments on retire employees who prove permanent disability to work. The amount of bonuses depends on employee length of service. The costs of jubilee and retirement/pension bonuses are accrued in Compa independent actuarial valuation. According to the amended Accounting Act the provisions for bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabi benefits and similar provisions".

Equity compensation plans costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are granting the employee an option to buy convertible bonds. As of balance sheet date, the fai bonds is recognised as remuneration expense and presented in short term payables. The fair basis of historical volatility of listed shares and Black-Scholes' model.

Environmental costs

Provisions for certain or highly probable future liabilities resulting from environment prc of existence of law requirements or existing policy regarding elimination of pollution of e which costs may be reliably estimated.

Credits and loans

Costs of loans and borrowings are recognised in principle at the moment of occurrence. Cost

assets. Costs of loans and borrowings are capitalised until the element of assets is ready
that the net book value of an asset is greater than the value possible to receive, the net
the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction cc
presented at the amortised purchase price with use of effective interest method. The differ
maturity amount is reflected in net profit or loss in the period of loan possession.

Foreign currency transactions valuation

At the balance sheet date assets and liabilities denominated in foreign currencies are recc

- assets (excluding stakes in associates accounted for under equity method) - at the ca
the basic bank which renders services for the company, not higher than average exchange rat
by the National Bank of Poland ("NBP") for this date,

- liabilities - at the put exchange rate applied by the basic bank which renders servic
than average exchange rate set for the given currency by the NBP for this date.

Exchange rate differences concerning long term investments denominated in foreign currencie
their valuation are accounted for in manner determined in article 35 paragraph 2 and 4 of t

Exchange rate differences concerning assets and liabilities denominated in foreign currenci
their valuation and on settlement of receivables and liabilities denominated in foreign cur
respectively to financial gains or expenses and in legitimate cases to purchase price or ma
assets.

Sales

The sales revenues comprise amounts due or received from sales, including excise, less VAT.
recognised in situation when it is probable that the company will receive economic benefits
and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in tran
stemming from ownership of these goods and products. Income on services are recognised in p
providing that it is possible to estimate it reliably. In case it is not possible to estima
transaction related to services rendering, income on the services are recognised only to th
relation to it.

Operating costs

Costs are accounted for in period they relate to. Costs are accounted for both by type and
sold includes direct costs of goods and justifiable part of indirect costs. General and adm
costs of the Capital Group's general operations and its management. Selling and distributic
incurred in relation with sales of products and goods for resale and include the particular
of products of the Capital Group.

Dividends

Dividends receivable are accounted for as financial income as of the day when the proper bc
division resolution, unless the resolution does not determine an other day of right to the

Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and cc

- financial operations result,

- extraordinary operations result,

- compulsory amounts reducing profit resulting from income tax, the payer of which is t
to it, on the basis of separate regulations.

Result on operating activity is calculated as the difference between net income on sales of

materials adjusted by grants, discounts, rebates and other increases and decreases, excludi income and cost of products, goods and materials sold, valuated in production or purchasinc incurred from the beginning of the year general and administration expenses, selling and di operating costs.

Result on financial operations is the difference between financial income, particularly on profits), interests, profits on investment sales, adjustments of investments values, excess foreign exchange differences, and financial costs, particularly on interests, losses on sal adjustments of investments values, excess of negative above positive foreign exchange diffe

Result on extraordinary items is the difference between extraordinary profits and losses.

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with E

Due to temporary differences between value of total assets stated in the books and their ta Capital Group set up provisions and recognise assets resulting from deferred tax.

Deferred tax assets are set in the amount of future expected tax deduction due to negative will lower in the future basis for income tax calculation, set in line with prudent valuati

Deferred tax provision is set in the amount of income tax due in the future, due to positiv which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding ir occurrence of income tax liability.

Deferred tax asset and provision can be netted off if there is authorisation to taking them for the purpose of tax liability calculation.

Deferred tax asset and provision resulting from operations settled with equity are also ref

Impairment

Impairment takes place when there is a considerable probability, that the item of assets cc not bring in the future in a considerable part or at all the previously estimated economic an write-off bringing down the net book value of the item of assets to the net sales price determine the price - to differently determined fair value.

Write-offs on current assets made in reference to their impairment resulting from their val value instead of purchase or acquisition prices, or costs of manufacture are accounted for operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, i longer present, the value of all or respective part of previously made write-off increases and is accounted for as respectively other operating income or financial income.

Contingent liabilities and receivables

Contingent liability is defined as an obligation, arising of which is dependent on occurrer Contingent liability is presented in balance sheet unless the probability of outflow of res benefits is insignificant.

Contingent receivables are not presented in balance sheet, but the information about contir disclosed, if the inflow of resources embodying economic benefits is probable.

Related party transactions

According to the amended Accounting Act transactions between related parties, which are: th significant investor, subsidiaries and associates presented in the financial statement. Ass Capital Group are all entities directly or indirectly associated as well as direct or indir consolidated.

1.3 Description and quantification of changes in accounting principles resulting from

Unrealised foreign exchange gains

Unrealised foreign exchange gains are recorded as financial income of the reporting period foreign exchange rate occurred. According to the Accounting Act before the amendment the di as deferred income.

Valuation of assets and liabilities as at balance sheet date

At the balance sheet date foreign currency assets and liabilities are valued in the manner According to the Accounting Act before amendment the above items were valued at the average the balance sheet date.

Financial lease

Fixed assets used under lease, rent or other agreement meeting proper criteria of the amenc are accounted for as fixed assets. According to the Accounting Act before amendment the abc assets.

Embedded derivatives

Embedded derivatives are separated form contracts and treated as standalone derivatives in 1.2. The Accounting Act before amendment did not refer to the embedded derivatives so the e separated.

Equity compensations plans costs

Right to convertible bonds issued by the Company under the equity compensations plans is ac presented in point 1.2. Before the amendment to the Accounting Act had been introduced the to purchase the bonds was not presented.

Reconciliation between consolidated equity presented in the consolidated financial statemer profit presented in the consolidated financial statements for 3 Q 2001 and comparable data consolidated quarterly report

	31.12.2001
Consolidated equity - data published earlier	7,419,130
Foreign exchange gains	115,530
Changes resulting from assets and liabilities valuation	(15,100)
Embedded derivatives valuation	24,143
Equity compensations plans costs	(18,865)
Share of minority shareholders in the additional equity	(2,631)
Other adjustments	2,050
Deferred tax on adjustments	(23,118)

Consolidated equity - comparable data	7,501,139
	========

	3 Q 2001	3 Q 2001 cumulative
Consolidated net profit - data published earlier	102,953	330,091
Unrealised foreign exchange gains	(42,916)	(9,565)
Changes resulting from assets and liabilities revaluation	8,948	6,547
Embedded derivatives valuation	(8,707)	2,989
Equity compensations plans costs	9,439	(11,708)
Share of minority shareholders in the additional equity	2,582	1,535
Other adjustments	1,816	4,447
Deferred tax on adjustments	8,343	(2,816)
	---------	----------

Consolidated net profit - comparable data	82,458	321,520
	========	========

Reconciliation between equity of the Dominant Company presented in the unconsolidated finar 2001 and net profit of the Dominant Company presented in the consolidated financial stateme comparable data presented in this consolidated quarterly financial statement.

	31.12.2001
Equity - data published earlier	6,859,092
Unrealised foreign exchange gains	105,117
Changes resulting from assets and liabilities valuation	(15,100)
Embedded derivatives valuation	23,558
Equity compensations plans costs	(18,865)
Other adjustments	2,792
Deferred tax on adjustments	(24,209)

Equity - comparable data	6,932,385
	========

	3 Q 2001	3 Q 2001 cumulative
Net profit - data published earlier	84,182	251,261
Foreign exchange gains	(31,309)	(4,158)
Changes resulting from assets and liabilities revaluation	8,920	6,600
Embedded derivatives valuation	(7,491)	3,867
Equity compensations plans costs	9,439	(11,708)
Other adjustments	59	(152)
Deferred tax on adjustments	5,256	1,291
	-----------	-----------
Net profit - comparable data	69,056	247,001
	========	========

1.4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles

- balance sheet items - on the basis of the average rates published as of 30 September
- income statement and cash flow items for 3 Q 2002 - on the basis of the rate, which i average rates, stated by National Bank of Poland for the last day of each month of the peri September 2002 - 3.8284 zloty/ EURO.

Unconsolidated subsidiaries and associates in 3 Q 2002

No	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Share-holders	Financial income	%financial income PKN ORLEN	Revenu (net sales and financ income

1.	Wisla Plock Sportowa S.A. (former ORLEN Sportowa Sport activity S.A.) - Plock		100.00%	100.00%	(560)	(0.20%)	25,992
2.	SAMRELAKS Machocice Sp. z o.o. - Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	(950)	(0.33%)	1,785
3.	ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	23	0.01%	2,274
4.	ORLEN Ochrona Sp. Z o.o. - Plock	Guard services	100.00%	100.00%	1,189	0.42%	24,164
5.	CPN Serwis Kielce Sp. z o.o. - Kielce	Maintenance services	100.00%	100.00%	(39)	(0.01%)	1,504
6.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. - Leba	Resting and recreation activity	100.00%	100.00%	32	0.01%	1,845
7.	Serwis Gdansk Sp. z o.o. - Gdansk	Maintenance services	100.00%	100.00%	90	0.03%	2,601
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. - Opole	Production and services	99.87%	99.87%	371	0.13%	10,244
9.	Serwis Slupsk Sp. z o.o. - Slupsk	Maintenance services	99.76%	99.76%	301	0.11%	3,318
10.	Serwis Nowa Wies Wielka Sp. z o.o. - Nowa Wies Wielka	Maintenance services	99.32%	99.32%	92	0.03%	2,745
11.	D.W. Mazowsze Ustron Sp. z o.o. - Ustron Jaszowiec	Resting and recreation activity	98.73%	98.73%	(101)	(0.04%)	839
12.	Petromot Sp. z o.o. - Kedzierzyn-Kozle	Maintenance and trade of cars	97.56%	97.56%	(317)	(0.11%)	5,946

13. Serwis Rzeszow Sp. z o.o. - Rzeszow	Maintenance services	97.26%	97.26%	130	0.05%	2,259
14. Serwis Lodz Sp. z o.o. - Lodz	Maintenance services	97.25%	97.25%	66	0.02%	1,726
15. Serwis Podlasie Sp. z o.o. - Bialystok	Maintenance services	89.67%	89.67%	134	0.05%	2,362
16. Serwis Mazowsze Sp. z o.o. - Warszawa	Maintenance services	88.50%	88.50%	(772)	(0.27%)	13,000
17. Serwis Wroclaw Sp. z o.o. - Wroclaw	Maintenance services	83.31%	83.31%	324	0.11%	5,383
18. Serwis Krakow Sp. z o.o. - Krakow	Maintenance services	83.20%	83.20%	106	0.04%	2,455
19. BHT Dromech S.A. - Warszawa	Production	81.14%	81.14%	**	**	**
20. Serwis Kedzierzyn-Kozle Sp. z o.o. - Kedzierzyn-Kozle	Maintenance services	80.00%	80.00%	3	0.00%	1,495
21. Serwis Szczecin Sp. z o.o. - Szczecin	Maintenance services	78.09%	78.09%	100	0.04%	2,360
22. Serwis Zachod Sp. z o.o. - Nowa Sol	Maintenance services	74.31%	74.31%	85	0.03%	4,424
23. CPN Marine Service Gdansk Sp. z o.o. - Gdansk	Duty store; production, trade	70.00%	70.00%	*	*	*
24. Centrum Edukacji Sp. z o.o. - Plock	Education and training services	69.43%	69.43%	49	0.02%	4,906
25.. Serwis Katowice Sp. Z o.o. - Katowice	Preventing and curing, resting and recreation activity	55.00%	55.00%	149	0.05%	2,945
26. ORLEN Petrogaz Nowa Brzeznica Sp. z o.o.	LPG distribution center	52.00%	52.00%	**	**	**
27. Petromor Sp. z o.o. - Gdansk	Wholesale of automotive spare parts and					

	accessories, retail and wholesale of fuels	51.31%	51.31%	(37)	(0.01%)	581
28. Serwis Poznan Sp. z o.o. - Poznan	Trade of petrochemical products and services	51.00%	51.00%	67	0.02%	3,147
29. ORLEN Morena Sp. z o.o. - Gdansk	Wholesale of automotive spare parts and accessories, retail and wholesale of fuels	50.48%	50.48%	1,190	0.42%	102,467
30. Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. - Ciechocinek	Preventing and curing, resting and recreation activity	100.00%	100.00%	102	0.04%	1,598
31. Przedsiebiorstwo Rolne Agro - Azoty II -Wloclawek Sp. z o.o. Laka k. Koszalina	Agricultural trading	100.00%	100.00%	(351)	(0.12%)	1,298
32. RAF-BIT Sp. z o.o. - Jedlicze	IT services	100.00%	100.00%	(6)	0.00%	432
33. Zakladowa Straz Pozarna Sp. z o.o. - Trzebinia	Fire fighting services	99.97%	99.97%	36	0.01%	3,254
34. Raf-Sluzba Ratownicza Sp. z o.o. - Jedlicze	Fire fighting and rescue services	88.19%	88.19%	1	0.00%	2,335
35. Petromont Sp. z o.o. - Niemce	Trade and building services	85.00%	85.00%	(14)	0.00%	1,152
36. Ran- GGC Sp. z o.o. - Gdansk	Used oil collection	80.63%	80.63%	(33)	(0.01%)	19
37. Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEBEGE S.A. - Plock	Gas trading and					

	distribution	80.00%	80.00%	(272)	(0.10%)	2,362
38. MEDILOGISTYKA Sp. z o.o.	Medical, consumption, industrial and pharmaceutical goods wholesale and retail trading Trade	80.00%	80.00%	(5)	0.00%	22
39. PetroUkraina Ltd Sp. z o.o. - Lwow (Ukraine)	Trade	80.00%	80.00%	*	*	*
40. NTVK - Wilno (Litwa)	Trade	76.00%	76.00%	**	**	**
41. Medikor Sp. z o.o. - Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73.33%	73.33%	-	0.00%	422
42. VARIA S.A. - Warszawa	Transport and spedition services, wholesale and retail trade	62.50%	62.50%	293	0.10%	14,990
43. Wspolne Ukrainsko-Polskie Przedsiebiorstwo in form of Sp. z o.o. PETRO-UKRAINA- Lwow (Ukraine)	Trade	62.00%	62.00%	**	**	**
44. Ran-Akses Sp. z o.o. - Szczecin	Used oil collection	60.69%	60.69%	7	0.00%	907
45. Ran-Flex Sp. z o.o. - Kielce	Used oil collection	52.00%	52.00%	(44)	(0.02%)	2,032
46. Ran-Oil Sp. z o.o. - Tarnow	Used oil collection	51.00%	51.00%	(42)	(0.01%)	1,163
47. Ran-Starol Sp. z o.o. - Katowice	Used oil collection	51.00%	51.00%	(175)	(0.06%)	2,649
48. Ran-Sigma Sp. z o.o. - Walbrzych	Used oil collection	51.00%	51.00%	(53)	(0.02%)	2,404
49. Ran-Ole-Par Sp. z o.o. - Lodz	Used oil					

50. Ran-Akant Sp. z o.o. - Lublin	Used oil collection	51.00%	51.00%	(112)	(0.04%)	553
51. Ran-Petromex Sp. z o.o. - Opole	Used oil collection	51.00%	51.00%	(307)	(0.11%)	221
52. Ran-Kiczmer Sp. z o.o. - Pisarzowice	Used oil collection	51.00%	51.00%	(15)	(0.01%)	1,404
53. Ran-Dickmar Sp. z o.o. - Tarnobrzeg	Used oil collection	51.00%	51.00%	3	0.00%	2,210
54. Ran-Watt Sp. z o.o. - Torun	Used oil collection	51.00%	51.00%	**	**	**
55. Ran-Mega Sp. Z o.o. - Gliwice	Used oil collection	51.00%	51.00%	(62)	(0.02%)	2,003
56 Niezalezny Operator Miedzystrefowy Sp. z o.o.	Telecommunication services	35.00%	35.00%	(14,661)	(5.13%)	125,109
57. Motell Sp. z o.o. - Morawica	Catering and hotel services	35.00%	35.00%	(151)	(0.05%)	4,936
58. Petro-Oil CZ s.r.o. - Brno Prikop (Czech Rep.)	Production, sales, services in oil industry	49.00%	49.00%	(142)	(0.05%)	242
59. Ran-Bialy Sp. z o.o. - Bialystok	Used oil collection	46.70%	46.70%	(2)	0.00%	387
60. Piast Sp. z o.o. - Krakow	Fuels trading	40.00%	40.00%	133	0.05%	44,092
61. Petro-Oil Seewax Sp. z o.o. - Sulejowek	Trade and services in oil industry	25.00%	25.00%	5	0.00%	25,020
62. Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. - Bialystok	Production, trade and services activities	24.00%	24.00%	151	0.05%	11,399
63. Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o.						

- Szczecin	Production, trade and services	24.00%	24.00%	(54)	(0.02%)	10,750
64. Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil Buwar Sp. z o.o.) - Legnica	Production and trade of petrochemical products	24.00%	24.00%	163	0.06%	14,969
65. Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. - Gdansk	Trade and services activity	24.00%	24.00%	2	0.00%	17,294
66. Petro-Pak S.A. - Mielec	Production, sales and services	20.00%	20.00%	(4)	0.00%	-
67 RAF-Uniwersal Sp. z o.o. - Jedlicze	Trade and services activity	20.00%	20.00%	39	0.01%	1,386
Total					(4.85%)	

* No financial data available as of 30 September 2002

** Entity under liquidation/bankruptcy

Due to insignificance of amounts presented in the above entities' financial statements, as total amounts of all entities together these entities were not consolidated.

As a result of assuming control over Ship- Service S.A. in September 2002, the company is c from 3Q 2002.

DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 3 Q 2002 AND DETAILS OF FACTORS AND EVENTS HAVIN FINANCIAL RESULT

At the end of 3Q 2002 the Capital Group PKN ORLEN S.A. comprised:

- 116 subsidiaries, directly or indirectly controlled by PKN ORLEN S.A.,
- 29 associates, on which PKN ORLEN S.A. has direct or indirect significant influence.

In comparison to the end of 3Q 2001 there was recorded an increase in number of subsic Capital Group from 141 to 145.

The number of consolidated companies in 3Q 2002 comprised of 78, i.e. by 6 companies m

In relation to 3Q 2001 results, the operating results of 3Q 2002 of PKN ORLEN S.A. wer factors significantly (change 3Q 2001/ 3 Q 2002, if not stated differently):

- lower refining margin ("crack") quotations for Diesel from USD 51.09 to 30.88 USD/tor light heating oil from 40.37 to 23.06 USD/tonne (by 42.9%),
- decrease in quotation of discount Ural crude oil in relation to Brent crude oil from

(-1.09) USD/bbl,

- decrease in sales volume of light products (gasoline, Diesel, Jet A-1, Ekoterm light
- decrease in USD average exchange rate from 4.22 to 4.15 PLN/USD (by 1.7%),
- decrease of car sales by more than 12% during first nine months of 2002 compared to t Samar),
- increase of average price of Brent crude oil in quotations from 25.32 do 26.94 USD/bb
- increase in margins ("crack") for gasoline from 62.82 to 70.55 USD/tonne (by 12,3%),
- increase of sales volume in motor fuels in retail by 9.2%.
- increase in total sales volume of petrochemical products by 16.5%,

In 3Q 2002 sales of motor fuels (gasoline, Diesel, LPG, Jet A-1) and light heating oil in t 2,123,344 tonnes and were lower than sales realised in the corresponding period of previous 7.8%) and for 3 quarters cumulatively were lower by 172,866 tonnes (by 2.8%) in comparison realised sales volume results basically from the drop of demand for light heating oil.

The total sales of products (refinery and chemical and other) in 3Q 2002 were higher by 101 in 3Q 2001, and cumulative sales for 3Q 2002 exceeded by 442,868 tonnes (4.5%) the result f 2001.

The retail sales of motor fuels (gasoline, Diesel, LPG) in 3Q 2002 amounted to 598,749 tonr in the corresponding period of previous year by 50,494 tonnes, and for 3 quarters cumulativ (7.1%). A significant increase of LPG and Diesel retail sales has been recorded.
Sales' trends of main products are presented in the tables below:

Sales volume of light products in Capital Group of PKN ORLEN S.	3 Q 2001		3 Q 2002	
Wholesale of main light products, including:		1 755 305		1 524 595
- gasoline (tonnes)		496 631		493 801
- Diesel (tonnes)		639 940		584 592
- Ekoterm light heating oil (tonnes)		517 032		364 237
Retail sales of fuels, including:	703 092	548 255	767 972	598 749
- gasoline (thousand litres) / (tonnes)	441 939	333 664	445 158	336 094
- Diesel (thousand litres) / (tonnes)	239 658	202 511	287 045	242 553
- LPG (thousand litres) / (tonnes)	21 495	12 080	35 769	20 102

Sales volume of light products in Capital Group of PKN ORLEN S.A.	3 quarters of 2001	3 quarters of 2002	3 quar 3 quar
Wholesale of main light products, including:	4 645 389	4 363 178	
- gasoline (tonnes)	1 378 715	1 396 689	

- Diesel (tonnes)		1 693 246		1 681 739
- Ekoterm light heating oil (tonnes)		1 337 755		1 087 032
Retail sales of fuels, including:	1 964 780	1 532 059	2 106 616	1 641 404
- gasoline (thousand litres) / (tonnes)	1 251 405	944 811	1 260 158	951 419
- Diesel (thousand litres) / (tonnes)	658 414	556 360	757 156	639 797
- LPG (thousand litres) / (tonnes)	54 961	30 888	89 302	50 188

Macroeconomic factors and achieved sales volumes made the Company's and the Capital Group's comparable period of the previous year. Moreover, weighted average method of stock valuatic Group combined with an upward trend of crude oil prices, particularly in 3Q 2002, had a pos results (delay in transfer of crude oil prices growth effects in relation to products price

Noticeable growth of motor fuels sales was a result of marketing activities undertaken in r Dominant Company.

Results of the Dominant Company within the Capital Group were the following:

Items	3Q 2001		PKN's share in the Group	3Q 2002	
	Group	PKN	(%)	Group	PKN
Crude oil processing ('000 tonnes)	3 236	3 085	95.3	3 159	3 001
Net sales revenue	6 986 888	6 273 383	89.8	7 161 047	6 472 101
Profit on sales*	193 345	135 327	70.0	290 691	219 921
Operating profit*	196 989	172 979	87,8	289 743	222 806
Profit before taxation*	111 241	88 472	79.5	258 539	189 893
Net profit*	82 458	69 056	83.7	177 146	133 004

Items	3 quarters of 2001		PKN's share in the Group	3 quarters of 2002	
	Group	PKN	(%)	Group	
Crude oil processing ('000 tonnes)	9 333	8 925	95.6	9 602	9
Net sales revenue	19 249 090	17 586 067	91.4	19 214 825	17 450
Profit on sales*	555 092	409 509	73.8	718 772	530
Operating profit*	592 056	483 952	81.7	689 082	517
Profit before taxation*	440 027	329 301	74.8	559 828	411

Net profit *	321 520	247 001	76.8	376 287	285

* Profits of 3Q and 3 quarters of 2001 are different from presented in previous periods due to provide comparability with data for the year 2002 in the way presented in point 1.3.

During 3Q 2002 the companies of the Capital Group processed 3,159 thousand tonnes of crude processing is by 2.4% higher than in the corresponding period of the previous year, for 3 q higher by 2.9%.

In 3Q 2002 increase of Capital Group's sales (by 2.5%) was higher than increase in operati due to fall in costs of goods sold (by 1.7%).

In 3Q 2002 profit on sales of the Capital Group reached the level of 290,691 PLN thousand a the result for 3Q 2001. For 3 quarters of 2002 profit on sales amounted to 718,772 PLN thou the result for the corresponding period of the previous year.

In 3Q 2002 net profit of the capital Group accounted for 177.146 PLN thousand and was by 11 profit earned in 3Q 2001. For the 3 quarters of current year the net profit amounted to 376 higher by 17.0% than the result for comparative period of previous year.

In 3Q of current year in comparison to 3Q of previous year the share of the Dominant Compar Group decreased from 83.7% to 75.1%. The fact results from higher profits earned by the mos companies of the Group (Rafineria Trzebinia S.A., Anwil S.A.).

Financial data for 3Q and 3 quarters of 2002 with segment information is presented below:

Items	3 quarters of 2001				3 quart	
	Refining	Chemicals	Other operations	Consolidated	Refining	Chemicals
Segment result	147	52	50	249	319	27
Unallocated corporate expense				-52		
Profit from operations				197		

Items	3 quarters of 2001				3 quart	
	Refining	Chemicals	Other operations	Consolidated	Refining	Chemicals
Segment result	491	219	88	799	738	109
Unallocated corporate expense				-207		
Profit from operations				592		

Within 3 quarters of 2002 in comparison with corresponding period of previous year refining substantial growth of its share in consolidated segment results from 61.5% to 81.5% due to prices and stock valuation method applied. The fall in share of chemical segment results fr

price discounts by the Company in order to spur the weakening demand on the domestic market

Under Bonds Issuance Programme in 3Q 2002 the Dominant Company completed 8 issuances of tot (including bonds worth PLN 50 million acquired by companies from the Group):

issuance 1.	PLN 50 m (BRE),
issuance 2.	PLN 25 m (PEKAO),
issuance 3.	PLN 50 m (BH),
issuance 4.	PLN 50 m (PEKAO),
issuance 5.	PLN 50 m (BRE),
issuance 6.	PLN 50 m (BH),
issuance 7.	PLN 50 m (PEKAO),
issuance 8.	PLN 50 m (BRE).

MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 JULY 2002 TO THE DAY OF PREPARATION OF THIS REI CURRENT REPORTS

1. On 1 July 2002 PKN ORLEN S.A. informed that Mr Krzysztof Cetnar's, Vice President and CI term of office has expired on 28 June 2002 - the day of the Ordinary General Meeting of Sha Management Board's report on the Company's performance and the Company's financial report f

2. On 1 July 2002 PKN ORLEN S.A. informed that the Ordinary Meeting of Shareholders on 28 ; Supervisory Board:

- Andrzej Herman
  From 28 June 2002 the Ordinary Meeting of Shareholders appointed to the Supervisory E
- Jozef Wozniakowski
  and moreover the Ordinary Meeting of Shareholders appointed Mr Maciej Gierej to hold the Supervisory Board.

3. On 8 July PKN ORLEN S.A. reported that Rafineria Trzebinia S.A. has been notified by its Partnerzy Sp. z o.o., of decisions issued by the Fiscal Office in Krakow concerning:

- completely called off decisions of the first court by which Rafineria Trzebinia S.A. underpaying excise tax, underpaying VAT and fiscal impropriety. This, together with i PLN 113.6m as of the day of decision;
- referring of the case to the first court - Chrzanow Tax Office for further inspectior

PKN ORLEN S.A. is in possession of 77.07% shares of Rafineria Trzebinia S.A.

4. On 11 July PKN ORLEN S.A. announced that the Supervisory Board of PKN ORLEN appointed Mr position of the Vice President & CFO of the Management Board.

5. On 24 July 2002 PKN ORLEN S.A. announced that it has signed a Letter of Intent with Prag a.s. (AGH) in Czech Republic to conduct a joined due diligence of Unipetrol a.s. (Unipetrol interest in the acquisition of 62.99% of Unipetrol.

6. On 30 July 2002 the Management Board of PKN ORLEN S.A. announced that the number of its New York decreased by 2.03%.

As at 29 July 2002 The Bank of New York possessed 70,634,050 shares of PKN ORLEN S.A. which of votes at the General Shareholders' Meeting, which represents 16.81% of the share capital Shareholders' Meeting.

7. On 29 August 2002 the Management Board of PKN ORLEN S.A. informed that on 28 August 2002 company where PKN ORLEN holds 100% shares, within the incentive management option programme members of PKN ORLEN with a purchase invitation of series A convertible bonds to be then cc of PKN ORLEN. Board Members of PKN ORLEN are entitled to receive 428,564 (four hundred twer hundred sixty four) bonds at the purchase price equal to average shares price at Warsaw Stc days before the day of applying the Board Member increased by 10%. The price cannot be lowe

8. On 18 August 2002 the Management Board of PKN ORLEN S.A. announced that the Supervisory the Management Board of PKN ORLEN to undertake activities relating to the purchase of the C

On 25 September 2002 PKN ORLEN S.A. informed that UK based Rotch Energy officially invited negotiations with them in respect of their bid for 75% stake in Gdansk Refinery, the seconc The invitation was received, following an announcement by the Polish Government on amendmer restructuring and privatisation of the Polish oil sector. This amendment now allows partici

privatisation of Gdansk Refinery.

On 27 September 2002 PKN ORLEN S.A. informed that PKN ORLEN and Rotch Energy Limited have e regulating the principles of negotiations aimed at setting up the consortium intending to a of Rafineria Gdanska S.A.

On 30 October 2002 PKN ORLEN S.A. signed a Consortium Agreement with UK-based Rotch Energy for a 75 per cent stake in Gdansk Refinery. The Consortium Agreement was submitted to Nafta privatisation of the Gdansk Refinery, and is subject to their approval.

9. On 20 September 2002 the Management Board of PKN ORLEN S.A. announced that it signed a I Agreement with Orbis S.A. to conduct negotiations regarding the acquisition of 9.22% of sha PKN ORLEN. AWSA Holland II BV is the exclusive partner of AWSA Holland I BV, a Dutch compar in Autostrada Wielkopolska S.A.

In light of the above, PKN ORLEN has committed itself to paying PLN 20 million in advance t returned if the agreement is not signed by 25 October 2002. The return of this advance is g bank account.

On 24 October 2002 it has been agreed to extend the negotiations in respect of PKN ORLEN's Holland II BV until 15 November 2002.

10. On 23 September 2002 PKN ORLEN S.A. informed that it has signed an agreement with Norde upon which Nordea wishes to purchase 4,450,708 shares of LG Petro Bank S.A. ("LG Petro Bank

The purchase of the above stake, which accounts for 19.99% of the initial capital of LG Pet through a public call / summon. Not later than on 8 January 2003 Nordea shall publicly call purchase of the LG Petro Bank shares in accordance with the regulations of the Law on Publi purchase price set out in public call shall equal PLN 21 per one share of LG Petro Bank.

11. On 30 September 2002 PKN ORLEN S.A. announced that it has signed a joint venture agreem Holdings B.V. ("Basell"), a company organised and existing under the laws of the Netherlanc place of business at Hoofddorp, the Netherlands, as a first step towards the formation of a Plock, Poland.

This announcement followed the approval of the agreement by PKN ORLEN's Supervisory Board c 2002.

The 50 / 50 JV is planned to start operations not later than in January 2003. The project's approximately EUR 500 million. The shareholders' contributions have been valued at EUR 108. for the new investments will be mainly arranged using 'project finance' on a non-recourse t On 17 October 2002 PKN ORLEN S.A. informed that, with regard to a JV Agreement signed on 3C ORLEN and Basell Europe Holdings B.V. ("Basell"), the Parties agreed to extend the negotiat commercial agreements until 23 October 2002. Should the agreements not be signed by this da working days, shall mutually analyse the situation and assess the possibility and ways of f agreements.

The transaction is still subject to clearance from the Polish Office for Protection of Comp securing satisfactory financing for the project.

12. On 2 October 2002 PKN ORLEN S.A. announced that, following the annulment by the Governm bid for Unipetrol a.s., the Letter of Intent between PKN ORLEN and Agrofert Holding a.s. te Despite this development PKN ORLEN confirmed that it has a continuing interest in Czech mar

13. On 22 October 2002 PKN ORLEN S.A. informed of the registration on 10 October 2002 by a (Poland) of the initial capital increase in SAMRELAKS Machocice Sp. z o.o. ("SAMRELAKS"). T SAMRELAKS was raised by the issuance of 10,694 shares of par value PLN 500, from PLN 1,377. thousand. The capital was increased through a contribution-in-kind from PKN ORLEN (book val The company's activities are tourist and recreation services.

14. On 22 October 2002 PKN ORLEN S.A. informed of the registration on 11 October 2001 by a the initial capital increase in Zawitaj Swinoujscie Sp. z o.o. ("Zawitaj").

The initial capital of Zawitaj was raised by the issuance of 7,158 shares of par value PLN to PLN 4,109.5 thousand. The capital was increased through a contribution-in-kind from PKN 5,851.17 thousand). PKN ORLEN owns 100% of the total shares in Zawitaj.

15. On 22 October 2002 PKN ORLEN S.A. informed of the registration on 16 October 2002 by a the initial capital increase in ORLEN Transport Lublin Sp. z o.o. ("ORLEN Transport Lublin" ORLEN Transport Lublin was raised by PLN 6,034.5 thousand from PLN 10,139 thousand to PLN 1 was increased through a contribution-in-kind from PKN ORLEN (book value PLN 3,024.447 thous contribution from Mr Janusz Zaorski.

As a result of the transaction PKN ORLEN holding in ORLEN Transport Lublin increased from 9 remaining shares are owned by the employees.

The Capital Group of PKN ORLEN S.A. SA-QSr III/2002 PLN'000

SEGMENT REVENUE AND SEGMENT RESULTS FOR BUSINESS SEGMENTS FOR THE 9 AND 3 MONTH PERIODS END

Segment	Refining and Marketing				C	
	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001	For 9 month period ended 30 September 2002	For 3 month perioc ended 30 Septemk 2002
Revenue						
External sales	16,848,778	6,247,189	17,141,003	6,296,143	2,080,967	809,5
Inter-segment sales	1,864,413	752,342	1,680,760	504,535	919,698	342,6
Total revenue	18,713,191	6,999,531	18,821,763	6,800,678	3,000,665	1,152,1
Result						
Segment result	737,657	319,389	499,206	155,288	109,125	26,7
Unallocated corporate expenses						
Profit from operations						
Financial income						
Financial expenses						
Profit(loss) on sale of shares in subordinated entities						
Gross profit (loss)						
Extraordinary profits						
Extraordinary losses						

Amortisation of goodwill from subordinated entities			(24)	(8)		
Write off of negative goodwill in subordinated entities	6,424	1,781	7,280	2,246	24,078	8,0
Profit before income tax						
Income taxes						
Other obligatory charges on profit						
Share in profit (losses) of subordinated entities accounted for on an equity basis	(71)	285	(73)	90	1,812	1,3
Minority interests						
Net profit						
Segment	Other operations				Eli	
	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001	For 9 month period ended 30 September 2002	For 3 month perioc ended 30 Septemb 2002
Revenue						
External sales	285,080	104,323	261,397	89,129		
Inter-segment sales	912,946	332,202	925,856	327,063	(3,697,057)	(1,427,1
Total revenue	1,198,026	436,525	1,187,253	416,192	(3,697,057)	(1,427,1
Result						
Segment result	58,429	10,213	87,855	49,731	(294)	(1
Unallocated corporate expenses						
Profit from operations						
Financial income						

Financial expenses				
Profit(loss) on sale of shares in subordinated entities				
Gross profit (loss)				
Extraordinary profits				
Extraordinary losses				
Amortisation of goodwill from subordinated entities	(787)	(265)	(2,244)	(1,021)
Write off of negative goodwill in subordinated entities	1,809	663	2,624	874
Profit before income tax				
Income taxes				
Other obligatory charges on profit				
Share in profit (losses) of subordinated entities accounted for on an equity basis	7,419	1,397	10,668	4,129
Minority interests				
Net profit				

Segment	Consolidated			
	For 9 month period ended 30 September 2002	For 3 month period ended 30 September 2002	For 9 month period ended 30 September 2001	For 3 month period ended 30 September 2001
Revenue				
External sales	19,214,825	7,161,047	19,249,090	6,986,888
Inter-segment				

Total revenue	19,214,825	7,161,047	19,249,090	6,986,888
Result				
Segment result	904,917	356,234	798,758	249,181
Unallocated corporate expenses	(215,835)	(66,491)	(206,702)	(52,192)
Profit from operations	689,082	289,743	592,056	196,989
Financial income	132,333	48,352	260,256	63,003
Financial expenses	(290,424)	(89,898)	(452,192)	(167,710)
Profit(loss) on sale of shares in subordinated entities	(1,455)	(1,455)		
Gross profit (loss)	529,536	246,742	400,120	92,282
Extraordinary profits	4,638	3,465	676	107
Extraordinary losses	(5,870)	(1,873)	(2,458)	(725)
Amortisation of goodwill from subordinated entities	(787)	(265)	(2,268)	(1,029)
Write off of negative goodwill in subordinated entities	32,311	10,470	43,957	20,606
Profit before income tax	559,828	258,539	440,027	111,241
Income taxes	(167,713)	(7,464)	(121,044)	(27,243)
Other obligatory charges on profit	-	-		
Share in profit (losses) of subordinated entities accounted for on an equity basis	9,160	3,002	22,844	4,907
Minority interests	(24,988)	(12,931)	(20,307)	(6,447)
Net profit	376,287	177,146	321,520	82,458

Segment: Refining and Marketing

	for the period of		fc
	9 months ended 30 September 2002	9 months ended 30 September 2001	9 months ε 30 Septen 2002
Property, plant, equipment and intangible assets expenditure	370,612	634,947	85,77
Property, plant, equipment and intangible assets expenditure unallocated to segments			
Total property, plant, equipment and intangible assets expenditure			
Segment depreciation	497,149	467,576	149,47
Unallocated assets depreciation			
Total depreciation			
Non-cash expenses other than depreciation	80,093	36,209	15,37

Segment:	Other operations for the period of		fc
	9 months ended 30 September 2002	9 months ended 30 September 2001	9 months ε 30 Septen 2002
Property, plant, equipment and intangible assets expenditure	101,457	69,245	557,83
Property, plant, equipment and intangible assets expenditure unallocated to segments			25,50
Total property, plant, equipment and intangible assets expenditure			583,33
Segment depreciation	122,061	118,666	768,68
Unallocated assets depreciation			24,28
Total depreciation			792,96
Non-cash expenses other than depreciation	20,141	6,890	115,61

Geographical segments

The Group operates mainly in Poland. The following table shows the distribution of the Comp geographical market segmental reporting for business segments for 9 month periods ended 30 30 September 2001.

Segment:	Refining and Marketing for the period of		fc
	9 months ended 30 September 2002	9 months ended 30 September 2001	9 months ε 30 Septen 2002
Export sales	667,956	477,543	567,36
Domestic sales	16,180,822	16,663,460	1,513,60
Total external revenue	16,848,778	17,141,003	2,080,96

Segment:	Other operations for the period of		fc
	9 months ended 30 September 2002	9 months ended 30 September 2001	9 months e 30 Septen 2002
Export sales	10,927	6,177	1,246,24
Domestic sales	274,153	255,220	17,968,58
Total external revenue	285,080	261,397	19,214,82

INFORMATION ABOUT CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES - CONSOLIDATED I

I. Provision for deferred tax

3Q 2002

Balance of provision for deferred tax as at 1.07.2002	237,221
Increases during the period 1.07.2002- 30.09.2002	31,841
Decreases during the period 1.07.2002 - 30.09.2002	(18,566)
Balance of provision for deferred tax as at 30.09.2002	250,496

3Q 2002 cumulative

Balance of provision for deferred tax as at 1.01.2002	238,133
Increases during the period 1.01.2002- 30.09.2002	112,266
Decreases during the period 1.01.2002 - 30.09.2002	(99,903)
Balance of provision for deferred tax as at 30.09.2002	250,496

II. Other provisions presented as liabilities in consolidated balance sheet

	Environmental provision	Provision for potential losses resulting from lawsuits	Provision for business risks	Other provis
3Q 2002				
Balance of provision as at 1.07.2002	397,759	6,749	18,716	4,
Increases during the period 1.07.2002- 30.09.2002	1,000	39	27	4,
Decreases during the period 1.07.2002-30.09.2002	(6,301)	(800)	(4,081)	(
Balance of provision as at 30.09.2002	392,458	5,988	14,662	7,

	Environmental provision	Provision for potential losses resulting from lawsuits	Provision for business risks	Other provis
3Q 2002Cumulative				
Balance of provision as at 1.01.2002	412,123	10,484	14,788	2,

Increases during the period

1.01.2002- 30.09.2002	3,000	2,658	4,909	5,
Decreases during the period 1.01.2002 - 30.09.2002	(22,665)	(7,154)	(5,035)	(7
Balance of provision as at 30.09.2002	392,458	5,988	14,662	7,7

Provision for jubilee and retirement bonuses

3Q 2002	
Balance of provision as at 1.07.2002	137,6
Increases during the period 1.07.2002- 30.09.2002	2,9
Decreases during the period 1.07.2002 - 30.09.2002	(2,0
Balance of provision as at 30.09.2002	138,9
3Q 2002 cumulative	
Balance of provision as at 1.01.2002	137,9
Increases during the period 1.01.2002- 30.09.2002	10,9
Decreases during the period 1.01.2002 - 30.09.2002	(10,3
Balance of provision as at 30.09.2002	138,5

III. Provisions decreasing assets

Impairment of receivables

3Q 2002	
Balance of impairment as at 1.07.2002	292,2
Increases during the period 1.07.2002- 30.09.2002	44,1
Decreases during the period 1.07.2002 - 30.09.2002	(20,4
Balance of impairment as at 30.09.2002	315,9
3Q 2002 cumulative	
Balance of impairment as at 1.01.2002	255,3
Increases during the period 1.01.2002- 30.09.2002	119,9
Decreases during the period 1.01.2002 - 30.09.2002	(59,3
Balance of impairment as at 30.09.2002	315,9

Adjustments in the valuation of financial fixed assets and differences in the valuation of

Impairment of financial fixed assets

3Q 2002	
Balance as at 1.07.2002	75,3
Increases during the period 1.07.2002- 30.09.2002	2
Decreases during the period 1.07.2002 - 30.09.2002	
Balance as at 30.09.2002	75,6
3Q 2002 cumulative	
Balance as at 1.01.2002	80,6
Increases during the period 1.01.2002- 30.09.2002	9
Decreases during the period 1.01.2002 - 30.09.2002	(5,9
Balance as at 30.09.2002	75,6

Valuation of financial fixed assets to fair value (above purchase price)

3Q 2002	
Balance as at 1.07.2002	-
Increases during the period 1.07.2002- 30.09.2002	58,2
Decreases during the period 1.07.2002 - 30.09.2002	-
Balance as at 30.09.2002	58,2
3Q 2002 cumulative	
Balance as at 1.01.2002	-
Increases during the period 1.01.2002- 30.09.2002	58,2

Decreases during the period 1.01.2002 - 30.09.2002	-
Balance as at 30.09.2002	58,2

Difference in the valuation of contribution relating to financial fixed assets

3Q 2002	
Balance as at 1.07.2002	4,5
Increases during the period 1.07.2002- 30.09.2002	
Decreases during the period 1.07.2002 - 30.09.2002	
Balance as at 30.09.2002	4,5

3Q 2002 cumulative	
Balance as at 1.01.2002	5,4
Increases during the period 1.01.2002- 30.09.2002	1
Decreases during the period 1.01.2002 - 30.09.2002	(9
Balance as at 30.09.2002	4,5

Impairment of tangible fixed assets

3Q 2002	
Balance as at 1.07.2002	42,8
Increases during the period 1.07.2002- 30.09.2002	3,8
Decreases during the period 1.07.2002 - 30.09.2002	(2,1
Balance as at 30.09.2002	44,5

3Q 2002 cumulative	
Balance as at 1.01.2002	36,2
Increases during the period 1.01.2002- 30.09.2002	18,8
Decreases during the period 1.01.2002 - 30.09.2002	(10,5
Balance as at 30.09.2002	44,5

IV. Goodwill from consolidation /Negative goodwill from consolidation

Goodwill from consolidation

3Q 2002	
Balance of goodwill from consolidation as at 1.07.2002	4,14
Increases during the period 1.07.2002- 30.09.2002	8,86
Decreases during the period 1.07.2002 - 30.09.2002	(26
Balance of goodwill from consolidation as at 30.09.2002	12,74

3Q 2002 cumulative	
Balance of goodwill from consolidation as at 1.01.2002	4,13
Increases during the period 1.01.2002- 30.09.2002	9,39
Decreases during the period 1.01.2002 - 30.09.2002	(78
Balance of goodwill from consolidation as at 30.09.2002	12,74

Negative goodwill from consolidation

3Q 2002	
Balance of negative goodwill from consolidation as at 1.07.2002	271,37
Increases during the period 1.07.2002- 30.09.2002	8,24
Decreases during the period 1.07.2002 - 30.09.2002	(10,47
Balance of negative goodwill from consolidation as at 30.09.2002	269,14

3Q 2002 cumulative	
Balance of negative goodwill from consolidation as at 1.01.2002	291,71
Increases during the period 1.01.2002- 30.09.2002	9,74
Decreases during the period 1.01.2002 - 30.09.2002	(32,31
Balance of negative goodwill from consolidation as at 30.09.2002	269,14

The companies of the Group made stock valuation adjustments in the 3Q 2002 in the amount of

SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VC
SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT

Shareholder	Share in number of votes at the GM as at the day of last quarterly report publication, in %*	Number of shares as at the day of last quarterly report publication*	Change during the period 1.07.2002-7.11.2002	Share in number of votes in % at the GM as at the day of publication of this report**	N c t p t
Nafta Polska S.A.	17.63%	74,076,299	-	17.63%	7
State Treasury	10.38 %	43,633,897	-	10.38%	4
The Bank of New York (GDR holders)	16.58 %	69,661,214	(1.28%)	15.30%	6
Others	55.41 %	232,805,727	1.28%	56.69%	23
Total	100.00 %	420,177,137	-	100.00%	42

* data as of 8 August 2002
** data as of 7 November 2002

On 20 June 2002 the Company was informed, that Warsaw based Kulczyk Holding S.A. and its af
23,911,206 shares of PKN ORLEN S.A., constituting 5.69% of total number of votes on the Ger

Stake of the above shareholders (in %) in the share capital of the company is consistent wi
number of votes at the GM as at the day of publication of this report.

CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOAF
POSSESSED BY THE COMPANY

The company shares possessed by the Management Board and by the Supervisory Board in 3Q 20C

	Number of shares as at the day of last quarterly report publication*	Acquired	Disposed	Increases due to changes in composition	Decreases due to changes in composition	Nu at pu re
Management Board	-	2,000	(2,000)	-	-	
Supervisory Board	-	-	-	-	-	

* Data as of 14 August 2002
** Data as of 8 November 2002

The Management Board has the right to acquire convertible bonds, which was announced in rep
29 August 2002.

INFORMATION ABOUT UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

During the period from 1 January to 30 September 2002 there were no unusual transactions wi
Capital Group, where the value of the transaction would be more than 500,000 EURO.

INFORMATION ABOUT GUARANTIES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTII
GUARANTY ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period from 1 January to 30 September 2002 in the Capital Group PKN ORLEN, the I
subsidiaries did not grant any guaranties of loans to any other entities, where the amount
10% or more of the Company's equity.

INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIE

FOR 10% OR MORE OF THE COMPANY'S EQUITY

In the period from 1 January to 30 September 2002 the Company was not involved in any legal
Company's or its dependent entities' liabilities or receivables accounting for 10% or more

President - Zbigniew Wrobel

Vice-President - Jacek Strzelecki Vice-President - Slawomir Golonka

Vice-President - Janusz Wisniewski Vice-President - Andrzej Macenowicz

Plock, 12 November 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END